(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **June 30, 2007**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. **COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.**

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

4 - NIRE (Corporate Registry ID)
33-3.00011595

01.02 – HEAD OFFICE

1 - ADDRESS			2 - DISTRICT	
R. SÃO JOSÉ, 20/ GR.1602 – PARTE			CENTRO	

3 - POSTAL CODE	4 – CITY			5 - STATE
22010-020	RIO DE JANEIRO			RJ

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
21	2215-4901	-	-	

11 - AREA CODE	12 - FAX	13 - FAX	14 – FAX	
21	2215-7140	-	-	

15 - E-MAIL
invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME
BENJAMIN STEINBRUCH

2 - ADDRESS	3 - DISTRICT
AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR	ITAIM BIBI

4 - POSTAL CODE	5 – CITY			6 - STATE
04538-132	SÃO PAULO			SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
11	3049-7100	-	-	

12 - AREA CODE	13 - FAX	14 - FAX	15 – FAX	
11	3049-7558	3049-7519	-	

16 - E-MAIL
invrel@csn.com.br

01.04 – REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	2	4/1/2007	6/30/2007	1	1/1/2007	3/31/2007

09 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
KPMG AUDITORES INDEPENDENTES	00418-9

11. TECHNICIAN IN CHARGE	12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S REGISTER)
MANUEL FERNANDES RODRIGUES DE SOUZA	783.840.017-15

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **June 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1- CURRENT QUARTER 6/30/2007	2- PREVIOUS QUARTER 3/31/2007	3 – SAME QUARTER PREVIOUS YEAR 6/30/2006
Paid-in Capital			
1 – Common	272,068	272,068	272,068
2 – Preferred	0	0	0
3 – Total	272,068	272,068	272,068
Treasury Stock			
4 – Common	15,578	15,578	14,655
5 – Preferred	0	0	0
6 – Total	15,578	15,578	14,655

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSF. AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **June 30, 2007**   **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
8/14/2007	

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION **June 30, 2007** **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 –6/30/2007	4 – 3/31/2007
1	Total Assets	25,779,056	25,402,966
1.01	Current Assets	5,250,680	5,595,840
1.01.01	Cash and Cash Equivalents	37,184	11,679
1.01.02	Receivable	2,510,359	2,462,697
1.01.02.01	Accounts receivable	1,402,591	1,529,199
1.01.02.01.01	Domestic Market	608,656	563,900
1.01.02.01.02	Foreign Market	864,434	1,036,169
1.01.02.01.03	Allowance for Doubtful Accounts	(70,499)	(70,870)
1.01.02.02	Sundry receivable	1,107,768	933,498
1.01.02.02.01	Employees	3,760	13,450
1.01.02.02.02	Suppliers	127,463	188,780
1.01.02.02.03	Recoverable Income and social contribution taxes	10,659	32,284
1.01.02.02.04	Deferred Income Tax	232,299	244,028
1.01.02.02.05	Deferred Social Contribution	81,979	86,201
1.01.02.02.06	Other Taxes	105,100	153,849
1.01.02.02.07	Proposed Dividends Receivable	151,829	198,304
1.01.02.02.08	Other Receivable	394,679	16,602
1.01.03	Inventories	1,718,993	1,684,581
1.01.04	Other	984,144	1,436,883
1.01.04.01	Marketable Securities	148,994	984,256
1.01.04.02	Prepaid Expenses	62,680	44,206
1.01.04.03	Insurance Claimed	408,421	408,421
1.01.04.04	Restricted Amounts	364,049	0
1.02	Non Current Assets	20,528,376	19,807,126
1.02.01	Long-Term Assets	1,640,673	1,832,579
1.02.01.01	Sundry Receivable	764,367	837,322
1.02.01.01.01	Loans – Eletrobrás	26,084	26,084
1.02.01.01.02	Marketable Securities Receivable	138,032	143,628
1.02.01.01.03	Deferred Income Tax	356,080	427,768
1.02.01.01.04	Deferred Social Contribution	117,466	114,762
1.02.01.01.05	Other Taxes	126,705	125,080
1.02.01.02	Receivable from Related Parties	207,871	298,347
1.02.01.02.01	Associated and Related Companies	0	0
1.02.01.02.02	Subsidiaries	207,871	298,347
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	668,435	696,910
1.02.01.03.01	Judicial Deposits	540,115	530,824
1.02.01.03.02	Marketable Securities	89,673	125,673
1.02.01.03.03	Prepaid Expenses	37,352	39,104
1.02.01.03.04	Other	1,295	1,309
1.02.02	Permanent Assets	18,887,703	17,974,547

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **June 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 –6/30/2007	4 – 3/31/2007
1.02.02.01	Investments	6,252,607	5,833,417
1.02.02.01.01	In Associated /Related Companies	0	0
1.02.02.01.02	In Associated/Related Companies-Goodwill	0	0
1.02.02.01.03	In Subsidiaries	6,189,987	5,758,442
1.02.02.01.04	In Subsidiaries -Goodwill	62,589	74,944
1.02.02.01.05	Other Investments	31	31
1.02.02.02	Property, Plant and Equipment	12,484,375	11,976,389
1.02.02.02.01	In Operation, Net	11,156,103	11,081,186
1.02.02.02.02	In Construction	919,553	750,246
1.02.02.02.03	Land	408,719	144,957
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred	150,721	164,741

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **June 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
2	Total Liabilities	25,779,056	25,402,966
2.01	Current Liabilities	4,388,496	5,369,771
2.01.01	Loans and Financing	1,094,776	1,898,730
2.01.02	Debentures	46,912	21,149
2.01.03	Suppliers	976,461	1,280,978
2.01.04	Taxes and Contributions	722,368	586,777
2.01.04.01	Salaries and Social Contributions	133,284	110,900
2.01.04.02	Taxes Payable	462,530	266,215
2.01.04.03	Deferred Income Tax	93,054	154,163
2.01.04.04	Deferred Social Contribution	33,500	55,499
2.01.05	Dividends Payable	738,576	718,175
2.01.06	Provisions	30,770	5,100
2.01.06.01	Contingencies	74,069	44,056
2.01.06.02	Judicial Deposits	(43,299)	(38,956)
2.01.07	Debt with Related Parties	0	0
2.01.08	Other	778,633	858,862
2.01.08.01	Accounts Payable - Subsidiaries	589,522	671,939
2.01.08.02	Other	189,111	186,923
2.02	Non Current Liabilities	12,898,019	13,151,800
2.02.01	Long-Term Liabilities	12,898,019	13,151,800
2.02.01.01	Loans and Financing	6,658,018	5,964,278
2.02.01.02	Debentures	901,493	900,451
2.02.01.03	Provisions	4,876,543	5,774,315
2.02.01.03.01	Contingencies	3,650,369	3,909,236
2.02.01.03.02	Judicial Deposits	(799,550)	(106,721)
2.02.01.03.03	Deferred Income Tax	1,489,503	1,449,853
2.02.01.03.04	Deferred Social Contribution	536,221	521,947
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	461,965	512,756
2.02.01.06.01	Allowance for Loss on Investments	89,411	121,153
2.02.01.06.02	Accounts Payable – Subsidiaries	48,494	50,840
2.02.01.06.03	Provisions for Pension Funds	210,114	224,094
2.02.01.06.04	Other	113,946	116,669
2.02.02	Deferred Income	0	0
2.04	Shareholders' Equity	8,492,541	6,881,395
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947
2.04.02	Capital Reserves	30	30
2.04.03	Revaluation Reserve	4,751,113	4,147,003
2.04.03.01	Own Assets	4,513,706	4,146,650
2.04.03.02	Subsidiaries/Associated and Related Companies	237,407	353

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION June 30, 2007 Accounting Practices Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
2.04.04	Profit Reserves	270,370	270,370
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Retention of profits	0	0
2.04.04.06	Special For Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	(65,819)	(65,819)
2.04.04.07.01	From Investments	677,611	677,611
2.04.04.07.02	Treasury Stock	(743,430)	(743,430)
2.04.05	Retained Earnings/Accumulated Losses	1,790,081	783,045
2.04.06	Advance for Future Capital Increase	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **June 30, 2007**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 – STATEMENTS OF INCOME (in thousands of Reais)

1- CODE	2- DESCRIPTION	3- 4/1/2007 to 6/30/2007	4- 1/1/2007 to 6/30/2007	5- 4/1/2006 to 6/30/2006	6- 1/1/2006 to 6/30/2006
3.01	Gross Revenue from Sales and/or Services	2,870,884	5,302,162	1,801,541	3,673,720
3.02	Gross Revenue Deductions	(594,929)	(1,077,208)	(405,611)	(773,103)
3.03	Net Revenue from Sales and/or Services	2,275,955	4,224,954	1,395,930	2,900,617
3.04	Cost of Goods and/or Services Sold	(1,244,178)	(2,424,557)	(1,157,006)	(2,160,246)
3.04.01	Depreciation, Depletion and Amortization	(230,144)	(422,685)	(186,173)	(391,283)
3.04.02	Other	(1,014,034)	(2,001,872)	(970,833)	(1,768,963)
3.05	Gross Income	1,031,777	1,800,397	238,924	740,371
3.06	Operating Income/Expenses	256,865	484,377	201,354	146,153
3.06.01	Selling expenses	(80,982)	(149,514)	(62,182)	(128,012)
3.06.01.01	Depreciation and Amortization	(1,457)	(3,063)	(2,500)	(4,668)
3.06.01.02	Other	(79,525)	(146,451)	(59,682)	(123,344)
3.06.02	General and Administrative	(79,412)	(137,696)	(65,322)	(117,273)
3.06.02.01	Depreciation and Amortization	(4,781)	(9,050)	(3,591)	(7,192)
3.06.02.02	Other	(74,631)	(128,646)	(61,731)	(110,081)
3.06.03	Financial	402,298	307,553	(130,820)	(281,253)
3.06.03.01	Financial Income	(217,287)	(322,544)	(11,477)	(352,068)
3.06.03.02	Financial Expenses	619,585	630,097	(119,343)	70,815
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	532,845	818,119	21,173	482,750
3.06.03.02.02	Financial Expenses	86,740	(188,022)	(140,516)	(411,935)
3.06.04	Other Operating Income	5,867	8,165	498,182	685,812
3.06.05	Other Operating Expenses	(69,918)	(110,838)	(63,877)	(121,442)
3.06.06	Equity in income of subsidiaries and associated companies	79,012	566,707	25,373	108,321
3.07	Operating Income	1,288,642	2,284,774	440,278	886,524
3.08	Non-Operating Income	2	(1,021)	(130)	(26)
3.08.01	Income	2	3	7,278	7,279

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION **June 30, 2007** **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 - STATEMENT OF INCOME (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 4/1/2007 to 6/30/2007	4- 1/1/2007 to 6/30/2007	5- 4/1/2006 to 6/30/2006	6- 1/1/2006 to 6/30/2006
3.08.02	Expenses	0	(1,024)	(7,408)	(7,305)
3.09	Income before Taxes/Participations	1,288,644	2,283,753	440,148	886,498
3.10	Provision for Income and social contribution taxes	(347,176)	(563,160)	114,903	(49,029)
3.11	Deferred Income Tax	34,959	9,322	(184,762)	(169,152)
3.11.01	Deferred Income Tax	4,741	(13,388)	(170,282)	(156,522)
3.11.02	Deferred Social Contribution	30,218	22,710	(14,480)	(12,630)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on shareholders' equity	0	0	0	0
3.15	Income/ Loss for the Period	976,427	1,729,915	370,289	668,317
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	256,490	256,490	257,413	257,413
	EARNINGS PER SHARE (in reais)	3.80688	6.74457	1.43850	2.59628
	LOSS PER SHARE (in reais)				

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2007

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, unless otherwise stated)

1. OPERATIONS

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks ("UPV") located in the City of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais and tin in the State of Rondônia, to meet the needs of UPV, and it has strategic investments in railroads, electricity and ports, to optimize its activities and it is implementing a cement plant inside UPV, in Volta Redonda.

To be closer to clients and win markets on a global level, in Brazil CSN has a steel distributor, two metal package plants, one for the manufacture of two-piece steel cans, and a galvanized steel plant in the South and another in the Southeast supplying mainly the home appliances and automotive industry. Abroad, the Company has a rolling mill in Portugal and another mill in the United States.

2. PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The individual (Company) and consolidated financial statements were prepared based on accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM).

With the objective of improving the information disclosed to the market, the Company is presenting the following additional information covering the Parent Company and the consolidated quarterly financial information:

(a) Segment reporting

A segment is a distinguishable component of the Company intended for manufacturing products or rendering services - a business segment -, or in providing products or services within a particular economic environment - geographical segment -, which are subject to risks and rewards that are different from other segments.

(b) Statements of cash flow

The Company is presenting the statement of cash flows as additional information .

(c) Statements of added value

The Management is disclosing the statement of added value, which aims to present the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

All the information presented has been obtained from the Company's accounting records and reclassifications were made to certain information contained in the traditional statement of income, considering they are considered in the statement of added value as distribution of the added value generated.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2007

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

3. DESCRIPTION OF SIGNIFICANT ACCOUNTING PRACTICES

(a) Statement of Income

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of incomes when all risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service. Revenue is not recognized if there are significant uncertainties as to its realization.

(b) Current and noncurrent assets

- **Marketable securities**

The investment funds have daily liquidity and the assets are valued at market, according to instructions of the Brazilian Central Bank and CVM, since the Company considers these investments as securities held for trading.

Fixed income securities and financial investments abroad are recorded at cost plus income accrued until the balance sheet date, and do not exceed market value.

- **Accounts receivable**

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes. The allowance for doubtful accounts was recorded in an amount considered adequate by Management to cover any losses arising on collection of accounts receivable.

(c) Inventories

Inventories are stated at their average cost of acquisition or production and imports in transit are recorded at their cost of acquisition, not exceeding their market or realization value. Provisions for losses or obsolescence are recorded whenever Management considers it necessary.

(d) Other current and noncurrent assets

Stated at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(e) Investments

Investments in subsidiaries and jointly-owned subsidiary companies are recorded by the equity accounting method, plus positive goodwill, when applicable. Other permanent investments are recorded at cost of acquisition.

(f) Property, plant and equipment

The property, plant and equipment of the parent company is presented at market or replacement values, based on appraisal reports issued by independent expert appraisal firms, as permitted by Deliberation 288 issued by the Brazilian Securities and Exchange Commission on December 3, 1998. Depreciation is calculated using the straight-line method, according to the remaining economic useful lives of the assets after revaluation. Depletion of the Casa de Pedra mine is calculated based on the quantity of iron ore extracted, and interest charges

11

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE		
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	June 30, 2007	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		

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04.01 – NOTES TO THE FINANCIAL STATEMENTS

related to capital funding for construction in progress are capitalized until the constructions are concluded.

(g) Deferred charges

The deferred charges are due to expenses incurred in developing and implementing projects that should generate economic return for the Company in the next few years, and they are amortized on a straight-line basis over the period foreseen for economic return on the abovementioned projects.

(h) Current and non-current liabilities

These are stated at their known amounts, or estimated, including, when applicable, accrued charges, and monetary and foreign exchange variation incurred up to the balance sheet date.

(i) Employees' benefits

In accordance with Deliberation 371, issued by the Brazilian Securities Commission, on December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the abovementioned deliberation, based on studies by independent actuaries.

(j) Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated based on the rates of 15% plus an additional of 10% on taxable income for income tax and 9% on taxable income for social contribution on net income and consider tax loss carryforwards and negative basis of social contribution limited to 30% of taxable income.

Tax credits are recorded for deferred taxes on tax loss carryforwards, negative basis of social contribution on net income and on temporary differences, pursuant to CVM Instruction 371 as of June 27, 2002 and take into consideration the history of profitability and the expectation of generating future taxable income, based on a technical feasibility study.

(k) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the net results of the operations, which are booked monthly in line with the contractual conditions, and swaps traded through the exclusive funds are adjusted to market value.

Exchange options are adjusted monthly to market value whenever the position shows a loss. These losses are recognized as the Company's liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to market value and futures contracts have their positions adjusted to market daily by the Futures and Commodities Exchange ("BM&F") with recognition of gains and losses directly in results.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(l) Treasury Shares

As established by CVM Instruction 10/80, treasury shares are recorded at cost of acquisition, and the market value of these shares, calculated based on the stock exchange quotation on the last day of the period, is presented in Note 19, item (v).

(m) Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that Management uses its judgment in determining and recording accounting estimates. The settlement of the transactions involving these estimates may result in significantly different amounts from those estimated, due to the lack of precision inherent to the process of their determination. The Company periodically reviews the estimates and assumptions.

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04.01 – NOTES TO THE FINANCIAL STATEMENTS

4. CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The consolidated Quarterly Financial Information for the quarters ended June 30, 2007 and March 31, 2007 included the following jointly-owned direct and indirect subsidiaries:

Companies	Currency Of Origin	Ownership interest (%) 6/30/2007	3/31/2007	Main activities
Direct investment: full consolidation				
CSN Energy	US$	100.00	100.00	Equity interest
CSN Export	US$	100.00	100.00	Financial operations and trading
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00	100.00	Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations and equity interest
CSN Panama	US$	100.00	100.00	Financial operations and equity interest
CSN Steel	US$	100.00	100.00	Financial operations and equity interest
Sepetiba Tecon	R$	100.00	100.00	Maritime port services
Nacional Ferrosos	R$	100.00	99.99	Mining and equity interest
CSN I	R$	99.99	99.99	Equity interest
Estanho de Rondônia - ERSA	R$	99.99	99.99	Mining
Cia Metalic Nordeste	R$	99.99	99.99	Packaging
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
Nacional Minérios	R$	99.99	99.99	Mining and equity interest
Congonhas Minérios	R$	99.97		Mining and equity interest
GalvaSud	R$	15.29	15.29	Steel industry
Direct investment: proportionate consolidation				
Itá Energética	R$	48.75	48.75	Electricity generation
Companhia Ferroviária do Nordeste (CFN)	R$	45.78	45.78	Railroad transport
MRS Logística	R$	32.93	32.93	Railroad transport
Indirect investment: full consolidation				
CSN Aceros	US$	100.00	100.00	Equity interest
CSN Cayman	US$	100.00	100.00	Financial operations and trading
CSN Iron	US$	100.00	100.00	Financial operations
Companhia Siderurgica Nacional LLC	US$	100.00	100.00	Steel industry
CSN Holdings Corp	US$	100.00	100.00	Equity interest
Companhia Siderurgica Nacional Partner LLC	US$	100.00	100.00	Equity interest
Energy I	US$	100.00	100.00	Equity interest
Tangua	US$	100.00	100.00	Equity interest
CSN Madeira	EUR	100.00	100.00	Financial operations and equity interest
Cinnabar	EUR	100.00	100.00	Financial operations and equity interest
Hickory	EUR	100.00	100.00	Financial operations and trading
Lusosider Projectos Siderúrgicos	EUR	100.00	100.00	Equity interest
CSN Acquisitions	EUR	100.00	100.00	Financial operations and equity interest
CSN Finance (UK)	GBP	100.00	100.00	Financial operations and equity interest
CSN Holdings (UK)	GBP	100.00	100.00	Financial operations and equity interest
Itamambuca Participações	R$	100.00	100.00	Mining and equity interest
Companhia Metalúrgica Prada	R$	99.99	99.99	Packaging
Lusosider Aços Planos	EUR	99.93	99.93	Steel industry
GalvaSud	R$	84.71	84.71	Steel industry

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04.01 – NOTES TO THE FINANCIAL STATEMENTS

Description of the main consolidation procedures

The Quarterly Information of subsidiaries prepared in US dollars, in Euros and in Pounds Sterling were translated to Brazilian currency at the exchange rate as of June 30, 2007 – R\$/US\$1.9262(R\$/US\$2.0504 on March 31, 2007), R\$/EUR2.60730 (R\$/EUR2.73892 on March 31, 2007) and R\$/GBP3.86762 (R\$/GBP4.03437 on March 31,2007).

The gains and losses from these translations were recorded in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated statements and the aforementioned quarterly information was prepared applying the same accounting principles as those applied by the parent company.

The following criteria were followed in the preparation of the consolidated Financial Statements.

- Elimination of intercompany asset and liability account balances;

- Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;

- Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment;

- Elimination of taxes and charges on unearned income, which are presented as deferred tax in the consolidated balance sheet.

Pursuant to the CVM Instruction 408/04 the Company consolidates the financial statements of exclusive investment funds.

The reference date for the subsidiaries' and jointly-owned subsidiaries' quarterly financial statements coincides with that of the parent company.

The conciliation between shareholders' equity and net income for the period of the parent company and consolidated is as follows:

	Shareholders' Equity		Net income in the period	
	6/30/2007	3/31/2007	6/30/2007	6/30/2006
Parent Company	8,492,541	6,881,395	1,729,915	668,317
Elimination of profits on inventories	(117,292)	(93,017)	(14,838)	81,565
Consolidated	8,375,249	6,788,378	1,715,077	749,882

5. RELATED PARTY TRANSACTIONS

The purchase and sale of products and inputs and the contracting of services with subsidiaries are performed under normal market conditions that would be applicable to non-related parties. The main borrowings, financings and loans are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

a) Assets

Companies	Accounts receivable	Financial Investments	Loans (1)/ Current accounts	Debentures	Dividends receivable	Advance for future capital increase	Advance to suppliers	Total
CSN Export	984,526							984,526
INAL	51,340		368,038		82,302			501,680
CFN			123,764			65,723		189,487
Companhia Metalúrgica Prada	43,895		5,152					49,047
MRS Logística	105				41,427		560	42,092
CSN Energia					26,973			26,973
CSN Cimentos			14,754					14,754
Nacional Minérios	10,449					3,629		14,078
CSN Madeira	9,453							9,453
Ersa			5		110		8,525	8,640
GalvaSud	4,753				156			4,909
Cia. Metalic Nordeste	2,446		17					2,463
Fundação CSN			2,000					2,000
INAL Nordeste	1,748							1,748
Exclusive Funds		1,143						1,143
Sepetiba Tecon	37		388				446	871
CSN I					860			860
CSN LLC			659					659
Total at 6/30/2007	1,108,752	1,143	514,777		151,828	69,352	9,531	1,855,383
Total at 3/31/2007	1,260,145	828,781	148,546	36,000	198,304	152,085	32,501	2,656,362

(1) Loans receivable from related parties are restated by 101% of the Interbank Deposit Certificate (CDI).

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04.01 – NOTES TO THE FINANCIAL STATEMENTS

b) Liabilities

Companies	Loans and financing				Derivatives	Accounts payable	Suppliers		Total
	Prepayment [1]	Fixed Rate Notes[2]	Loans from Investees	Intercompany Bonds[2]	Swap	Loansl[3] / current accounts	Investees' Inventories	Other	
CSN Steel	1,329,096	565,569				252,917			2,147,582
CSN Iron				1,164,215					1,164,215
CSN Islands VIII		927,818			136,470	1,770			1,066,058
CSN Export	952,803					10,748			963,551
CSN Islands VII		508,329			38,836				547,165
CSN Madeira			20,874			293,441			314,315
CBS Previdência								260,140	260,140
Cinnabar	62,765		75,352			39,706			177,823
GalvaSud								25,745	25,745
CSN Energia						23,342			23,342
Aceros						19,364			19,364
MRS Logística						13,290			13,290
INAL								2,463	2,463
Fundação CSN								828	828
Cia Metalic Nordeste								122	122
Companhia Metalúrgica Prada								81	81
INAL Nordeste								9	9
Total at 6/30/2007	2,344,664	2,001,716	96,226	1,164,215	175,306	654,578			6,726,093
Total at 3/31/2007	2,219,714	2,227,210	95,820	1,267,347	128,642	679,565	386	350,714	6,969,398

(1) Contracts in US$ - CSN Export: interest from 6.15% to 7.43% p.a. with maturity in May 2015.
      Contracts in US$ - CSN Cinnabar: Annual Libor + 3% p.a. with maturity in June 2008.
      Contracts in US$ - CSN Steel: interest from 5.75% to 10.0% p.a. with maturity in January 2018.

(2) Contracts in US$ - CSN Iron: interest of 9.125% p.a. with maturity in June 2047.
      Contracts in YEN - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity in September 2008.
      Contracts in YEN - CSN Islands VIII: interest of 5.65% p.a. with maturity in December 2013.
      Contracts in YEN - CSN Steel: interest of 1.5% p.a. with maturity in July 2010.

(3) Information referring to loans with related parties.
      CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.
      CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity in September 2011.
      Cinnabar (part): semiannual Libor + 3% p.a. with indefinite maturity and IGPM + 6% p.a. with indefinite maturity.
      CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c) Results

Companies	Income			Expenses			
	Products and services	Interest and monetary and exchange variations	Total	Products and services	Interest and monetary and exchange variations	Other	Total
CSN Export	987,145	(88,012)	899,133	784,496	(72,996)		711,500
INAL	461,242		461,242	220,242			220,242
Companhia Metalúrgica Prada	125,962		125,962	43,568			43,568
GalvaSud	90,438		90,438	142,029			142,029
Cia Metalic Nordeste	27,423	173	27,596	16,103			16,103
INAL Nordeste	17,460		17,460	9,926			9,926
Nacional Minérios	10,672		10,672			8,596	8,596
CFN		7,587	7,587				
Sepetiba Tecon	148		148	329			329
MRS Logística	106		106	154,860			154,860
Itá Energética				51,681			51,681
CBS Previdência						9,155	9,155
Fundação CSN				6,651			6,651
ERSA				4,738			4,738
Cinnabar					(5,815)		(5,815)
CSN Iron					(74,666)		(74,666)
CSN Steel					(186,558)		(186,558)
CSN Madeira		(1,039)	(1,039)		(32,671)		(32,671)
CSN Islands VII		(23,745)	(23,745)		(52,884)		(52,884)
CSN Islands VIII		(43,961)	(43,961)		(109,132)		(109,132)
Exclusive funds		(254,605)	(254,605)				
CSN Aceros					(2,129)		(2,129)
Total at 6/30/2007	1,720,596	(403,602)	1,316,994	1,434,623	(536,851)	17,751	915,523
Total at 6/30/2006	958,567	(437,762)	520,805	941,761	(296,061)	66,381	712,081

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04.01 – NOTES TO THE FINANCIAL STATEMENTS

6. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Consolidated		Parent Company	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Short-term				
Cash and Cash Equivalents				
Cash and Banks	**446,567**	**77,557**	**37,184**	**11,679**
Financial Investments				
In Brazil:				
Exclusive investment funds			1,143	828,781
Brazilian government securities	293,048	1,320,090		
Fixed income and debentures (net of provision for probable losses and withholding income tax)	289,508	303,626	1,183	1,167
	582,556	1,623,716	2,326	829,948
Abroad:				
Time Deposit	1,266,989	757,230	146,668	154,308
Derivatives	877,564	728,386		
	2,144,553	1,485,616	146,668	154,308
Total Financial Investments	**2,727,109**	**3,109,332**	**148,994**	**984,256**
Total cash and cash equivalents and financial investments	**3,173,676**	**3,186,889**	**186,178**	**995,935**
Noncurrent				
Investments abroad	19,262	51,260		
Debentures (net of provision for probable losses)	89,673	89,673	89,673	125,673
	108,935	140,933	89,673	125,673
Total cash and cash equivalents and financial investments	**3,282,611**	**3,327,822**	**275,851**	**1,121,608**

The Company's Management invests the available financial resources of the parent company and subsidiaries headquartered in Brazil basically in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government securities, with immediate liquidity. Additionally, a significant portion of the financial resources of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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04.01 – NOTES TO THE FINANCIAL STATEMENTS

7. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Domestic market				
Subsidiaries			114,773	116,393
Other clients	793,721	754,185	493,883	447,507
	793,721	754,185	608,656	563,900
Foreign market				
Subsidiaries			993,979	1,143,752
Other clients	603,543	542,022	5,289	6,308
Advances on Export Contracts (ACE)	(134,834)	(113,891)	(134,834)	(113,891)
	468,709	428,131	864,434	1,036,169
Allowance for doubtful accounts	(109,859)	(110,053)	(70,499)	(70,870)
	1,152,571	1,072,263	1,402,591	1,529,199

8. INVENTORIES

	Consolidated		Parent Company	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Finished products	607,920	621,922	318,730	330,774
Work in process	429,949	516,142	314,075	369,523
Raw materials	828,106	768,905	621,190	587,995
Supplies	532,352	489,754	444,892	409,835
Imports in transit	36,887	2,437	32,112	
Materials in transit	124,144	74,256	4,292	1,384
Provision for losses	(17,469)	(15,956)	(16,298)	(14,930)
	2,541,889	2,457,460	1,718,993	1,684,581

9. RESTRICTED AMOUNTS

It refers to amounts allocated to pay interest on shareholders' equity and dividends, which would occur as from May 9, 2007, as decided at the Annual General Meeting held on April 30, 2007, and which is temporarily suspended by a court decision.

In view of the foregoing decision, the distribution is suspended until the review of the court decision.

10. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred Income and Social Contribution taxes

Deferred Income and social contribution taxes are recorded in order to express future tax effects attributable to timing differences between the tax base for assets and liabilities and their respective carrying value.

Pursuant to CVM Instruction 371, of June 27, 2002, some of the Company's subsidiaries, based on the expectation of generating future taxable income, determined by a technical study approved by the Management, also recognized tax credits on tax loss carryforward and negative social contribution bases of previous years, which have no maturity and the

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compensation of which is limited to 30% of annual taxable income. The carrying value of deferred tax assets is reviewed periodically and projections are reviewed annually. If there are any significant factors the may change the projections, these projections are revised during the year by the Company.

	Consolidated		Parent Company	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Current assets				
Income tax	323,336	326,777	232,299	244,028
Social contribution	114,877	116,111	81,979	86,201
	438,213	442,888	314,278	330,229
Noncurrent assets				
Income tax	409,905	482,826	356,080	427,768
Social contribution	137,140	134,896	117,466	114,762
	547,045	617,722	473,546	542,530
Current liabilities				
Income tax	96,828	154,163	93,054	154,163
Social contribution	34,858	55,499	33,500	55,499
	131,686	209,662	126,554	209,662
Noncurrent liabilities				
Income tax	1,568,811	1,464,592	1,489,503	1,449,853
Social contribution	564,714	527,189	536,221	521,947
	2,133,525	1,991,781	2,025,724	1,971,800
	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Income statement				
Income tax	30,823	(182,769)	(13,388)	(156,522)
Social contribution	38,846	(22,053)	22,710	(12,630)
	69,669	(204,822)	9,322	(169,152)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(b) The deferred income and social contribution taxes of the parent company are shown as follows:

	6/30/2007				3/31/2007			
	Income tax		Social contribution		Income tax		Social contribution	
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Assets								
Provisions for contingencies	18,517	198,105	6,666	71,318	11,014	178,922	3,965	64,412
Provision for interest on shareholders' equity	18,699		6,732		51,618		18,582	
Provision for payment of private pension plans		52,528		18,910		56,024		20,168
Taxes under litigation		29,785				108,984		
Tax losses	4,580				4,580			
Other provisions	190,503	75,662	68,581	27,238	176,816	83,838	63,654	30,182
	232,299	356,080	81,979	117,466	244,028	427,768	86,201	114,762
Liabilities								
Income and social contribution taxes on revaluation reserve	93,000	1,489,503	33,480	536,221	93,000	1,449,853	33,480	521,947
Other	54		20		61,163		22,019	
	93,054	1,489,503	33,500	536,221	154,163	1,449,853	55,499	521,947

(c) The reconciliation between the income and social contribution taxes of the parent company and consolidated, and the application of the effective rate on net income before Corporate Income tax (IRPJ) and Social Contribution (CSL) is as follows:

	Consolidated		Parent Company	
	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Income before income and social contribution taxes	**2,334,927**	**1,088,088**	**2,283,753**	**886,498**
Tax rate	34%	34%	34%	34%
Income Tax / Social Contribution at the combined tax rate	**(793,875)**	**(369,950)**	**(776,476)**	**(301,409)**
Adjustments to reflect the effective tax rate:				
Benefit of Interest on shareholders' equity	25,413	30,768	25,413	30,768
Equity/ income of subsidiaries at different rates or which is non taxable	132,886	(46,621)	195,226	3,069
Tax incentives	9,951	2,855	9,951	2,855
Other permanent (additions) deductions	5,775	44,742	(7,952)	46,536
Income and social contribution taxes on the net income for the period	**(619,850)**	**(338,206)**	**(553,838)**	**(218,181)**
Effective rate	**27%**	**31%**	**24%**	**25%**

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11. INVESTMENTS

a) Direct investments in subsidiaries and jointly-owned subsidiaries

				6/30/2007				3/31/2007
Companies	Number of shares		Direct Investment %	Net Income (loss) for the quarter	Shareholders' Equity (unsecured) liabilities)	Direct Investment %	Net Income (loss) for the quarter	Shareholders' Equity (unsecured) liabilities)
	Common	Preferred						
Steel								
GalvaSud	11,801,406,867		15.29	21,510	737,309	15.29	22,211	623,688
CSN I	9,996,751,600	1,200	99.99	11,267	681,742	99.99	13,436	592,448
CSN Steel	480,726,588		100.00	167,250	1,495,895	100.00	244,651	1,398,540
INAL	421,408,393		99.99	9,870	678,282	99.99	60,828	621,123
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	(1,135)	162,474	99.99	1,290	115,929
INAL Nordeste	37,800,000		99.99	950	53,594	99.99	835	36,243
CSN Overseas	7,173,411		100.00	11,455	962,028	100.00	14,238	1,010,946
CSN Panama	4,240,032		100.00	9,752	602,125	100.00	242,717	614,919
CSN Energy	3,675,319		100.00	(9,091)	323,775	100.00	(5,235)	354,667
CSN Export	31,954		100.00	6,441	99,998	100.00	6,679	99,158
CSN Islands VII	1,000		100.00	(87)	558	100.00	55	684
CSN Islands VIII	1,000		100.00	285	4,291	100.00	(68)	4,269
CSN Islands IX	1,000		100.00	(845)	7,857	100.00	(969)	9,326
CSN Islands X	1,000		100.00	(1,019)	(25,610)	100.00	(1,169)	(26,101)
Logistics								
Sepetiba Tecon	254,015,053		100.00	2,965	163,096	100.00	5,181	32,047
MRS Logistica	188,332,667	151,667,333	32.93	138,331	1,173,074	32.93	121,533	1,034,745
CFN	118,939,957		45.78	(14,650)	(120,761)	45.78	(15,806)	(106,062)
Energy								
Itá Energética	520,219,172		48.75	7,514	580,288	48.75	11,933	579,514
CSN Energia	1,000		99.90	1,384	93,506	99.90	1,225	92,121
Mining								
ERSA	34,236,307		99.99	3,427	29,738	99.99	(182)	19,912
Nacional Minérios	30,000,000		99.99	6,619	44,199	99.99	7,580	37,580
Nacional Ferrosos	5,001,200		100.00	(11)	4,989	99.99		
Congonhas Minérios	10,000		99.97		10			
Cement								
CSN Cimentos	32,779,940		99.99	5,321	(8,513)	99.99	(7,140)	(46,494)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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b) Movement of investments

	3/31/2007		6/30/2007				
Companies	Opening balance of investment	Balance of provision for losses	Addition (write-off)	Equity pick-up and provision for losses	Amortization of Goodwill [1]	Closing balance of investment	Balance of provision for losses
Steel							
GalvaSud [2]	95,362		14,084	3,289		112,735	
CSN I [3]	592,448		78,027	11,267		681,742	
CSN Steel	1,398,540			97,355		1,495,895	
INAL [4]	621,123		47,289	9,871		678,283	
Cia. Metalic Nordeste [5]	140.807		47,676	(1,135)	(8,297)	179,051	
INAL Nordeste [6]	36,243		15,978	1,373		53,594	
CSN Overseas	1,010,946			(48,918)		962,028	
CSN Panama	614,919			(12,794)		602,125	
CSN Energy	354,667			(30,892)		323,775	
CSN Export	99,158			840		99,998	
CSN Islands VII	684			(126)		558	
CSN Islands VIII	4,269			22		4,291	
CSN Islands IX	9,326			(1,468)		7,858	
CSN Islands X		(26,101)		491			(25,610)
	4,978,492	(26,101)	203,054	29,175	(8,297)	5,201,933	(25,610)
Logistics							
Sepetiba Tecon [7]	32,047		128,084	2,965		163,096	
MRS Logistica	340,759			45,554		386,313	
CFN		(48,558)		(6,730)			(55,288)
	372,806	(48,558)	128,084	41,789		549,409	(55,288)
Energy							
Itá Energética [8]	282,513		(3,286)	3,663		282,890	
CSN Energia	92,029			1,384		93,413	
	374,542		(3,286)	5,047		376,303	
Mining							
ERSA [9]	69,966		6,398	3,427	(4,058)	75,733	
Nacional Minérios	37,580			6,619		44,199	
Nacional Ferrosos [10]			5,000	(11)		4,989	
Congonhas Minérios [11]			10			10	
	107,546		11,408	10,035	(4,058)	124,931	
Cement							
CSN Cimentos [12]		(46,494)	32,660	5,321			(8,513)
		(46,494)	32,660	5,321			(8,513)
	5,833,386	(121,153)	371,920	91,367	(12,355)	6,252,576	(89,411)
Total	5,833,386	(121,153)			79,012	6,252,576	(89,411)

(1) The consolidated balances of goodwill stated in item (e) of this Note compose the balance of the parent company's equity.
(2) The addition in the amount of R$14,084 refers to the revaluation of the assets, approved at the Extraordinary General Meeting held on April 30, 2007.
(3) The addition in the amount of R$78,027 refers to the consequential revaluation of the assets of the subsidiary Galvasud.
(4) The addition in the amount of R$47,289 refers to the revaluation of the assets of the subsidiary Prada in the amount of R$13,779 approved at the Extraordinary General Meeting held on April 27, 2007 and R$33,510 to the revaluation of own assets approved at the Extraordinary General Meeting held on May 23, 2007.
(5) The addition in the amount of R$47,676 refers to the revaluation of the assets, approved at the Extraordinary General Meeting held on April 30, 2007.
(6) The addition in the amount of R$15,978 refers to the revaluation of the assets, approved at the Extraordinary General Meeting held on May 22, 2007.
(7) The addition in the amount of R$128,084 refers to the revaluation reserve of the assets in the amount of R$29,299 and a capital increase in the amount of R$98,785 through the issuing of 191,794,783 common shares, of which R$18,000 refers to the capitalization of an Advance for Future Capital Increase, R$44,785 refers to the capitalization of credits held by CSN deriving from assumption of debt and R$36,000 refers to the conversion of all debentures of the 1st and 2nd issues held by CSN, in the amount of R$36,000, approved at the Extraordinary General Meeting held on May 23, 2007.
(8) The write-off in the amount of R$3,286 refers to the decision on supplementary dividends related to the results for 2006.

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(9)   The addition in the amount of R$6,398 refers to the revaluation of assets approved at the Extraordinary General meeting held on June 20, 2007.

(10)   The addition in the amount of R$5,000 refers to the capital increase in cash, through the issue of 5,000 new common shares, subscribed and paid-in, approved at the Extraordinary General Meeting held on June 12, 2007.

(11)   The addition refers to the incorporation of the company through the issue of 10,000 common shares, subscribed and paid-in in cash in the amount of R$10, approved at the General Meeting of Incorporation held on April 12, 2007.

(12)   The addition in the amount of R$32,660 refers to the capital increase in the amount of R$32,404 through capitalization of an advance for a future capital increase through issuing 32,403,603 common shares and revaluation of assets in the amount of R$256, approved at the Extraordinary General Meeting held on May 11, 2007.

c) Additional Information on the main subsidiaries

- GALVASUD

Incorporated in 1998, GalvaSud started operating in December, 2000. GalvaSud, located in Porto Real, in the state of Rio de Janeiro, operates a hot immersion galvanization line, a blank cutting line and a laser welding line focused mainly on the automotive industry, and it also operates a service center for processing of steel products.

CSN holds 15.29% of GalvaSud's capital stock directly and 84.71% indirectly through its wholly-owned subsidiary CSN I.

- INDÚSTRIA NACIONAL DE AÇOS LAMINADOS – INAL

A company based in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais, its objective is to reprocess and act as distributor for CSN's steel products, acting as a service and distribution center. INAL serves a number of industrial segments, such as the automotive, home appliances, home building, machinery and equipment sectors, etc.

- INAL NORDESTE

In March 2005, the Company which was previously called CSC – Companhia Siderúrgica do Ceará changed its name to INAL Nordeste. Based in Camaçari, State of Bahia, the Company's main purpose is to reprocess and distribute CSN's steel products, operating as a service and distribution center in the Northeast region of the country.

- CIA METALÚRGICA PRADA

Companhia Metalúrgica Prada was acquired in June 2006 through the subsidiary INAL. Headquartered in the city of São Paulo, Prada has branches in the States of São Paulo and Minas Gerais. The Company is the largest manufacturer of metallic packaging for chemical and food industries in the country.

- CIA METALIC NORDESTE

Cia. Metalic Nordeste, acquired in 2002, is a company based in Maracanaú, State of Ceará, the main objective of which is the manufacture of two-piece steel cans for carbonated beverages, the production of aluminum lids and holding interests in other companies.

- SEPETIBA TECON

Acquired in 1998, through a privatization auction, its objective is to exploit the No.1 Container Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to the Presidente Vargas Steelworks by the southeast railroad network, which was conceded to MRS Logística, company in which CSN holds a 32.93% interest.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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- CSN ENERGIA

Incorporated in 1999, with the main objective of distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which CSN holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trading Chamber ("Câmara de Comercialização de Energia Elétrica") – CCEE, in the amount of R$69,374 at June 30, 2007 (R$71,424 at March 31, 2007), of which R$10,952 is provisioned for with respect to the existence of judicial collection related to defaulting clients.

Of the balance receivable as of June 30, 2007, the amount of R$59,129 (R$59,129 at March 31, 2007) is due by concessionaires with injunctions suspending the corresponding payments. Management understands that an allowance for doubtful accounts for more than this amount is not necessary in view of the judicial measures taken by official entities of the sector.

- CSN CIMENTOS

In March 2005, the company previously called FEM – Projetos, Construções e Montagens changed its name to CSN Cimentos. Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos is a business in the process of implementation which will have the production and trading of cement as its main purpose. CSN Cimentos will use the blast furnace slag from the pig iron production of Presidente Vargas Steelworks for the manufacturing of clinker, a raw material for cement.

- ERSA – ESTANHO DE RONDÔNIA

Acquired in 2005, ERSA is headquartered in the State of Rondônia, where it operates two units in the cities of Santa Bárbara and Ariquemes.

The mining operation for cassiterite (tin ore) is located in Santa Bárbara and the casting operations from which metallic tin is obtained, which is one of the main raw materials used in CSN for the production of tin plates, is located in Ariquemes.

- NACIONAL MINÉRIOS

The company, which was incorporated on November 3, 2006, is headquartered in the city of Congonhas, State of Minas Gerais, and operates with the trading of iron ore obtained from small mining companies or other companies trading iron ore, and is mainly focused on exporting this raw material.

d) Additional information on the main jointly-owned subsidiaries

The amounts of the balance sheets and statements of income of the companies which control is shared with other stockholders are shown as follows. The amounts were consolidated in the Company's quarterly information and financial statements according to the percentage of the stakes described in item (a) of this Note.

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	6/30/2007			3/31/2007		
	CFN	MRS	ITASA	CFN	MRS	ITASA
Current Assets	51,111	686,992	73,634	45,724	681,869	92,182
Non-Current Assets	289,403	1,949,696	1,000,922	277,951	1,562,459	1,016,622
Long-term assets	37,010	294,871	3,857	35,686	295,004	3,792
Investments, Property, Plant and Equipment and Deferred Charges	252,393	1,654,825	997,065	242,265	1,267,455	1,012,830
Total Assets	340,514	2,636,688	1,074,556	323,675	2,244,328	1,108,804
Current Liabilities	32,681	718,781	105,369	24,492	731,283	118,453
NonCurrent Liabilities	428,594	744,832	388,899	405,245	670,932	410,837
Shareholders' Equity	(120,761)	1,173,075	580,288	(106,062)	842,113	579,514
Total Liabilities and Shareholders' Equity	340,514	2,636,688	1,074,556	323,675	2,244,328	1,108,804

	6/30/2007			6/30/2006		
	CFN	MRS	ITASA	CFN	MRS	ITASA
Net income	30,658	1,017,350	98,419	22,421	885,406	97,429
Cost of Goods and Services Sold	(35,679)	(544,498)	(26,394)	(34,177)	(492,228)	(23,026)
Gross Income (Loss)	(5,021)	472,852	72,025	(11,756)	393,178	74,403
Operating Income (Expenses)	(7,971)	(57,404)	(19,952)	(7,740)	(44,652)	(24,343)
Net Financial Income	(17,464)	(16,181)	(22,661)	(17,194)	(24,363)	(29,841)
Operating Income (Loss)	(30,456)	399,267	29,412	(36,690)	324,163	20,219
Non Operating Income		(5,524)	93		(823)	180
Profit (Loss) before Income and social contribution taxes	(30,456)	393,743	29,505	(36,690)	323,340	20,399
Current and deferred Income and social contribution taxes		(133,879)	(10,058)		(110,444)	(6,963)
Net Income (Loss) for the period	**(30,456)**	**259,864**	**19,447**	**(36,690)**	**212,896**	**13,436**

- CFN

Acquired in 1997 through a privatization auction, its main objective is the exploitation and development of the public rail cargo transport service for the Northeast network. In 2006, the merger of Transnordestina into CFN was authorized, which enabled CFN to concentrate its activities and those of its subsidiary in one single company. In addition, BNDESPar became the holder of a direct investment in CFN, thus allowing funds from FINOR (Northeast Investment Fund) to be used in the "Transnordestina" project.

- MRS LOGÍSTICA

The Company's main objective is to exploit and develop a public rail cargo transport service for the Southeast network. MRS transports the iron ore from Casa de Pedra and raw material imported through the Port of Itaguaí to the Presidente Vargas Steelworks (UPV) in Volta Redonda. It also links the UPV steelworks to the ports of Rio de Janeiro and Santos and also to other cargo terminals in the State of São Paulo, the main market for CSN's finished products.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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- ITASA

Itasa (Itá Energética S.A.) holds a 60.5% stake in the Itá Consortium, created for the exploitation of the Itá Hydroelectric Plant pursuant to the concession agreement of December 28, 1995, and its addendum no.1 dated July 31, 2000 and entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, previously called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy - ANEEL.

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose company originally established to make feasible the construction of the Itá Hydroelectric Plant, the contracting of the supply of goods and services necessary to carry out the venture and the acquisition of financing through offering the corresponding guarantees.

e) Goodwill on acquisition of investments

At June 30, 2007, the Company maintained recorded in its consolidated balance sheet the amount of R$218,490 (R$248,091 at March 31, 2007), mainly related to goodwill based on the expectation of future profits, with amortization forecast over five years, net of amortization.

Goodwill on Investments:	Balance atf 3/31/2007	Additions	Amortizations/ write-off	Balance at 6/30/2007	Investor
Parent Company					
Ersa	50,054		(4,058)	45,996	CSN
Metalic	24,890		(8,297)	16,593	CSN
Sub-total parent company	**74,944**		**(12,355)**	**62,589**	
GalvaSud	62,642		(6,960)	55,682	CSN I
Tangua / LLC	19,546		(4,082)	15,464	CSN Panama
Prada	72,800		(3,831)	68,969	INAL
Lusosider	16,608		(1,906)	14,702	CSN Steel
Others	1,551		(467)	1,084	INAL
Total Consolidated	**248,091**		**(29,601)**	**218,490**	

f) Additional information on indirect investments abroad:

- CSN LLC

A company incorporated in 2001 with the assets and liabilities of the defunct Heartland Steel Inc., headquartered in Wilmington, State of Delaware, USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. The Company is a wholly-owned, indirect subsidiary of CSN Panama.

- LUSOSIDER

Lusosider Aços Planos was incorporated in 1996, giving continuity to Siderurgia Nacional – Empresa, privatized that year by the Portuguese Government. Located in Seixal, Portugal it is composed of galvanization, tin plate, pickling and cold rolling lines.

In 2003, the Company acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos, the parent company of Lusosider Aços Planos, which represented 50% of the total capital of Lusosider and on August 31, 2006, the Company acquired the remaining shares and began to

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hold full control of Lusosider Projectos Siderúrgicos S.A.. Lusosider Projetos Siderúrgicos is a wholly-owned, indirect subsidiary through CSN Steel.

12. PROPERTY, PLANT AND EQUIPMENT

	Effective rate of depreciation, depletion and amortization (% per year)	Revalued Cost	Accumulated depreciation, depletion and amortization	Net	Net
				Parent Company	
				6/30/2007	3/31/2007
Machinery and equipment	9.66	7,677,361	(135,795)	7,541,566	8,902,622
Mines and mineral deposits	3.00	2,560,776	(19,013)	2,541,763	1,218,971
Buildings	3.40	954,831	(12,224)	942,607	832,386
Land		408,719		408,719	144,957
Other assets	20.00	220,298	(102,855)	117,443	115,012
Furniture and fixtures	10.00	102,389	(89,665)	12,724	12,195
		11,924,374	(359,552)	11,564,822	11,226,143
Property, plant and equipment in progress		919,553		919,553	750,246
		12,843,927	(359,552)	12,484,375	11,976,389

	Revalued Cost	Accumulated depreciation, depletion and amortization	Net	Net
			Consolidated	
			6/30/2007	3/31/2007
Machinery and equipment	8,973,059	(436,988)	8,536,071	9,668,754
Mines and mineral deposits	2,560,776	(19,013)	2,541,763	1,218,971
Buildings	1,565,866	(97,184)	1,468,682	1,275,108
Land	464,020		464,020	183,429
Other assets	1,019,785	(341,138)	678,647	657,593
Furniture and fixtures	124,497	(105,384)	19,113	18,991
	14,708,003	(999,707)	13,708,296	13,022,846
Property, plant and equipment in progress	1,138,738		1,138,738	914,604
	15,846,741	(999,707)	14,847,034	13,937,450

At the Extraordinary General Meeting held on April 30, 2007, pursuant to paragraphs 15 and 17 of CVM Deliberation 183/95, the shareholders approved the appraisal report, prepared by the specialized company CPConsult Soluções Integradas Ltda., which included land, buildings, improvements, the Casa de Pedra iron ore mine, machinery, equipment and facilities of the operating units of Volta Redonda, Arcos, Congonhas, Itaguaí, Barueri and Araucária, as well as the Company's real estate properties for operating support. The value of the assets before the appraisal was R$10,975,004 and the new report added R$529,175, estasblishing the new amount of R$11,504,178, net of depreciation.

The portion of depreciation, depletion and total write-off of the Company's revalued assets, absorbed in the result of each year, is transferred in shareholders' equity in an equal amount, from revaluation reserve to retained earnings, thus composing the base for the distribution of dividends. in the first half year ended June 30, 2007, this amount net of income and social contribution taxes amounted to R$132,956.

The Company, in order to maintain consistency in the procedures, through CPConsult Soluções Integradas Ltda., also revalued the assets of the subsidiaries Galvasud, Inal, Inal Nordeste, Cia Metalic, Sepetiba Tecon, Estanho de Rondônia – ERSA and CSN Cimentos, which were

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approved at the Extraordinary General Meetings held by the subsidiaries. The revaluations accounted for an addition of R$239,007, which composes the balance of the Revaluation Reserve of assets owned by the subsidiaries.

Until June 30, 2007, the assets provided as collateral for financial operations amounted to R$47,985. Depreciation, depletion and amortization expenses up to June 30, 2007 (parent company) amounted to R$404,878 (R$350,709 in the first half of 2006), of which R$398,915 (R$345,059 in the first half of 2006) was charged to production costs and R$5,963 (R$5,650 in the first half of 2006) was charged to selling, general and administrative expenses (amortization of deferred charges not included).

At June 30, 2007, the Company presented R$6,664,929 (R$6,243,951 aat March 31, 2007) as revaluation of own assets, net of depreciation.

13. DEFERRED CHARGES

	Consolidated		Parent Company	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Information technology projects	52,493	104,449	52,492	104,449
(-) Accumulated amortization	(39,938)	(89,292)	(39,938)	(89,292)
Expansion projects	193,748	193,748	193,748	193,748
(-) Accumulated amortization	(108,354)	(100,553)	(108,354)	(100,553)
Pre-operating expenses	131,284	123,851		
(-) Accumulated amortization	(89,567)	(79,877)		
Other projects	191,790	193,078	85,510	86,282
(-) Accumulated amortization	(102,495)	(96,778)	(32,737)	(29,893)
	228,961	248,626	150,721	164,741

The information technology projects refer to projects for automation and computerization of operating processes that aim to reduce costs and increase the Company's competitiveness.

The expansion projects are mainly related to expanding the production capacity of the Casa de Pedra mine and enlarging the port of Itaguaí for shipping part of this production.

Amortization of the deferred charges in the first half of 2007 was R$26,927 (R$30,005 in the first half of 2006), of which R$20,777 (R$23,970 in the first half of 2006) is allocated to production costs and R$6,150 (R$6,035 in the first half of 2006) is allocated to selling, general and administrative expenses.

Funds applied in deferred assets are amortized on a straight-line basis over the time expected for future benefits, in terms of not more than 10 years.

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14. LOANS AND FINANCING

(a) The composition of loans and financing as of June 30, 2007 is as follows:

	Consolidated				Parent Company			
	Current Liabilities		Noncurrent Liabilities		Current Liabilities		Noncurrent Liabilities	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007	6/30/2007	3/31/2007	6/30/2007	3/31/2007
FOREIGN CURRENCY								
Long-Term Financing								
Advance on Export Contracts	75,596	40,114	346,716	430,584	75,596	40,114	346,716	430,584
Prepayment	156,498	164,278	1,253,792	1,261,766	546,715	212,215	2,255,416	2,389,486
Perpetual Bonds	28,973	30,841	1,444,650	1,537,800				
Fixed Rate Notes	60,730	223,745	2,359,595	2,511,740	26,603	1,292,433	3,141,592	2,205,256
Import Financing	87,817	90,415	148,765	163,968	76,218	82,803	106,626	125,381
BNDES/Finame	1,602	1,381	89,024	90,153	1,520	1,381	84,692	90,153
Other	35,269	8,348	286,790	305,743	10,533	10,523	11,268	12,210
	446,485	**559,122**	**5,929,332**	**6,301,754**	**737,185**	**1,639,469**	**5,946,310**	**5,253,070**
LOCAL CURRENCY								
Long-Term Loans								
BNDES/Finame	87,722	86,552	1,047,890	1,049,919	40,253	39,810	706,458	705,608
Debentures (Note 15)	98,584	72,414	995,935	998,989	46,912	21,149	901,493	900,451
Other	24,712	24,004	71,398	67,520	89,123	87,638	5,250	5,600
	211,018	**182,970**	**2,115,223**	**2,116,428**	**176,288**	**148,597**	**1,613,201**	**1,611,659**
Total Loans and Financing	**657,503**	**742,092**	**8,044,555**	**8,418,182**	**913,473**	**1,788,066**	**7,559,511**	**6,864,729**
Derivatives	52,928	217,971			228,215	131,813		
Total Loans and Financing + Derivatives	**710,431**	**960,063**	**8,044,555**	**8,418,182**	**1,141,688**	**1,919,879**	**7,559,511**	**6,864,729**

The Company contracts derivatives operations, with the aim of minimizing significant fluctuation risks in the parity between the Real and foreign currency.

(b) At June 30, 2007, the amortization of the long-term principal, by year of maturity, is as follows:

	Consolidated		Parent Company	
2008	1,244,836	15.5%	1,139,923	15.1%
2009	529,629	6.6%	421,783	5.6%
2010	1,936,742	24.1%	976,541	12.9%
2011	698,724	8.7%	367,424	4.9%
2012	1,046,981	13.0%	1,014,997	13.4%
After 2012	1,142,993	14.2%	3,638,843	48.1%
Perpetual Bonds	1,444,650	18.0%		
	8,044,555	**100.0%**	**7,559,511**	**100.0%**

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(c) Interest is due on loans, financing and debentures, at the following annual rates:

	Consolidated		Parent Company	
	Local Currency	Foreign Currency	Local Currency	Foreign Currency
Up to 7%	100,228	1,863,594	11,545	3,321,237
From 7.1 to 9%	382,976	537,619	373,663	1,748,829
From 9.1 to 11%	684,961	3,971,414	455,876	1,613,428
Over 11%	1,145,984		948,405	
Variable	12,092	56,118		228,216
	2,326,241	**6,428,745**	**1,789,489**	**6,911,710**
		8,754,986		**8,701,199**

(d) Composition of total loans, financing and debentures, by contracted currency/index (unaudited):

	Consolidated		Parent Company	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Local Currency				
CDI	8.53	7.73	7.24	6.96
IGPM	4.81	4.45	4.61	4.45
TJLP	13.05	12.20	8.58	8.49
IGP-DI	0.13	0.13	0.13	0.14
Other currencies	0.05			
	26.57	**24.51**	**20.56**	**20.04**
Foreign Currency				
US dollar	72.49	73.06	53.73	52.98
Yen			23.03	25.39
Euro	0.34	0.10	0.06	0.11
Other currencies	0.60	2.33	2.62	1.48
	73.43	**75.49**	**79.44**	**79.96**
	100.00	**100.00**	**100.00**	**100.00**

In July 2005, the Company issued. perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp. These bonds of indefinite maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after five (5) years, on the maturity dates for the interest.

Loans with certain agents contain certain restrictive clauses, which are being complied with.

(e) The guarantees provided for loans comprise fixed asset items, bank guarantees, sureties and securitization operations (exports), as shown in the following table. This amount does not consider the guarantees provided to subsidiaries mentioned in Note 17.

	6/30/2007	3/31/2007
Property, Plant and Equipment	47,985	47,985
Personal Guarantee	71,745	75,131
Imports	111,099	133,053
Securitizations (Exports)	3,224,443	3,072,400
	3,455,272	**3,328,569**

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(f) Significant amortizations and loans in the current year are as follows:

				Amortizations
Company	Description	Principal (in millions)	Settlement	Interest rate (p.a.)
CSN Steel	*Revolving Credit Facility*	US$300	February 2007	6.58%
CSN Export	*Securitization*	US$28	February and May 2007	7.28%
CSN	BNDES	R$ 1,100	March 2007	104.5% of CDI

						Loans
Company	Description	Principal (in millions)	Issuance	Term	Maturity	Interest rate (p.a.)
CSN	BNDES	R$ 1,100	1/26/2007	6 months	7/26/2007	104.5% of CDI
CSN	BNDES Sub A and C Casa de Pedra	R$ 450	1/26/2007	7 years	2/15/2014	Long-term Interest Rate + 2.7% to 3.2%
CSN	BNDES Sub B Tecar	R$ 255	1/26/2007	7 years	2/15/2014	Long-term Interest Rate + 2.2%
CSN Cimentos	BNDES	R$ 41	1/26/2007	7 years	2/15/2014	Long-term Interest Rate + 2.7% to 3.2%
Total financing in R$		**R$ 1,846**				
CSN	BNDES Sub A Tecar	US$ 20	1/26/2007	7 years	4/15/2014	UM006 + 1.7%
CSN	BNDES Sub B and D - Casa de Pedra	US$ 23	1/26/2007	7 years	4/15/2014	UM006 + 2.7%
CSN Cimentos	BNDES	US$ 2	1/26/2007	7 years	4/15/2014	UM006 + 2.7%
CSN	Advance on Export Contract	US$ 60	1/23/2007	2 years	1/11/2009	6.00%
CSN	Advance on Export Contract	US$ 20	1/26/2007	1.8 years	11/17/2008	6.10%
Total financing in US$		**US$ 125**				

15. DEBENTURES

(a) Second issue

The total number of debentures of the second issue in the amount of R$400,000.00, representing a total of forty thousand (40,000) debentures, was redeemed on December 1, 2006 and compensation interest of 107% of the CDI Cetip was due on the face value balance of these debentures, as provided for in the deed.

(b) Third issue

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, on December 1, 2003 the Company issued 50,000 registered, non-convertible unsecured debentures, without preference in two tranches, for the unit face value of R$10. These debentures were issued for a total issue value of R$500,000. The credits fgenerated in

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the trading with the financial institutions were received on December 22 and 23, 2003, in the amount of R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and the effective trading was recorded in Shareholders' Equity as a Capital Reserve, subsequently used in the share buyback program.

The debentures of the 1st tranche of this issue, amounting to R$250,000, representing twenty-five thousand (25,000) debentures, were redeemed on December 1, 2006, as established by deed, and compensation interest corresponding to 106.5% of CDI Cetip was due on these debentures until the redemption date.

The face value of the 2nd tranche of this issue is adjusted by the IGP-M plus compensation interest of 10% p.a. and maturity is scheduled for December 1, 2008.

(c) Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, on February 1, 2006 the Company issued 60,000 non-convertible, unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the tradings with the financial institutions were received on May 3, 2006 in the amount of R$623,248. The difference of R$23,248, resulting from the variation of the unit price between the date of issue and the effective trading was recorded in Shareholders' Equity as Capital Reserve and subsequently used in the share buyback program.

Compensation interest is due on the face value of these debentures, corresponding to 103.6% of the CDI Cetips, and maturity of the face value is scheduled for February 1, 2012, with no early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

16. DERIVATIVES AND FINANCIAL INSTRUMENTS

General considerations

The Company's business mainly consists of the production of flat steel to supply the domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas Steelworks. The Company also sells the surplus production. To finance its activities, the Company resorts to the domestic and international capital market, and, due to the debt profile it seeks, most of the Company's debt is pegged to the U.S. dollar. At June 30, 2007, the consolidated position of the outstanding derivative agreements is as follows:

	Agreement		Book Value	Market Value
	Maturity	**Notional Value**		
Variable income swap (*)	July 27,2007	US$49,223 thousand	R$877,564	R$879,183
Exchange swaps registered with CETIP	January 2, 2008	US$810,000 thousand	(R$39,459)	(R$37,662)
	July 2, 2007	US$605,754 thousand	(R$16,356)	(R$16,137)
Zinc Swaps recorded in LME (London Metal Exchange)	July 9, 2007	5,000 t	R$1,813	R$1,813
	August 7, 2007	5,000 t	R$321	R$321

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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September 10,2007	2,500 t	R$772	R$772

(*) In June 2007, non-cash swap contracts in the amount of US$458 million were transferred from the subsidiary CSN Steel to the subsidiary CSN Madeira, tyhrough a loan agreement. The non-cash swap establishes that the financial institution counterparty undertakes to remunerate, at the end of the contract, the positive price variation of variable income, similar to shares and indexes traded on the stock exchange, while the subsidiary undertakes to pay the same notional value adjusted at the fixed rate of 7.5% per annum in US dollars. In conformity with an addendum to the agreement, the maturity of the operation was extended until July 2008, after the closing of the six-month period.

The main non-operating risk factors that may affect the Company's business are listed below, as well as a more detailed explanation of the derivatives associated with them:

I - Exchange rate risk

Although most of the Company's revenues are denominated in Brazilian reais as of June 30, 2007, R$6,375,817 or 73% of the Company's consolidated loans and financing (except derivates) were taken out in foreign currency (R$6,860,876 or 73% at March 31, 2007). As a result, the Company is subject to fluctuations in exchange and interest rates and manages the risk of the fluctuations in the amounts in Brazilian reais that will be necessary to pay the obligations in foreign currency, using a number of financial instruments, including dollar investments and derivatives, mainly futures contracts, swaps contracts, and exchange option contracts.

a) Exchange swap transactions

The Company entered into exchange swap agreements, which aim at protecting its foreign currency-denominated liabilities against devaluation of the real. Basically, the Company carried out swaps of its U.S. dollar-denominated liabilities for a Bank Deposit Certificate (CDI). The notional value of these swaps at June 30, 2007 was US$1,415,754 thousand (US$1,650,000 thousand at March 31, 2007).

b) Metal swap agreement

The Company contracted Zinc swaps in order to fix the price of part of its needs for the metal. Up to June 30, 2007, the Company held 12.5 thousand tonnes of Zinc with settlement based on average prices for Zinc in June, July and August, 2007. The price used to settle each agreement is the average price of the calendar month priors to the date of its settlement.

II – Interest rate risk

The Company has short and long term liabilities and, consequently, exposure to fixed and floating interest rates and some indexes, such as IGP-M. The Company also has assets which can be indexed to floating interest rates, fixed interest rates and/or other indexes. In view of this exposure, the Company may carry out transactions with derivatives to manage these risks better.

III – Derivatives associated with other price fluctuation risks of financial assets

a) Variable income swap agreements

The outstanding agreements at June 30, 2007 and March 31, 2007 were as follows:

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Date of issue	Maturity date of Agreements	Notional value (US$ thousand)	Assets		Liabilities		Curve value (book value)		Market value (unaudited)	
			6/30/2007	3/31/2007	6/30/2007	3/31/2007	6/30/2007	3/31/2007	6/30/2007	3/31/2007
4/7/2003	7/27/2007	35,836	736,524	632,442	98,120	102,597	638,404	529,845	639,583	529,252
4/9/2003	7/27/2007	5,623	114,734	98,520	15,388	16,090	99,346	82,430	99,531	82,337
4/10/2003	7/27/2007	1,956	41,204	35,382	5,352	5,596	35,852	29,786	35,916	29,753
4/11/2003	7/27/2007	1,032	21,277	18,271	2,821	2,950	18,456	15,321	18,490	15,303
4/28/2003	7/27/2007	1,081	20,336	17,462	2,942	3,077	17,394	14,385	17,429	14,368
4/30/2003	7/27/2007	76	1,432	1,230	208	217	1,224	1,013	1,227	1,011
5/14/2003	7/27/2007	192	3,764	3,232	522	545	3,242	2,687	3,249	2,684
5/15/2003	7/27/2007	432	8,552	7,343	1,171	1,225	7,381	6,118	7,395	6,112
5/19/2003	7/27/2007	1,048	21,727	18,657	2,837	2,966	18,890	15,691	18,925	15,674
5/20/2003	7/27/2007	264	5,647	4,849	713	746	4,934	4,103	4,942	4,099
5/21/2003	7/27/2007	414	9,247	7,941	1,121	1,172	8,126	6,769	8,140	6,762
5/22/2003	7/27/2007	326	7,283	6,254	882	922	6,401	5,332	6,412	5,327
5/28/2003	7/27/2007	439	9,452	8,116	1,185	1,239	8,267	6,877	8,281	6,870
5/29/2003	7/27/2007	408	8,961	7,695	1,100	1,150	7,861	6,545	7,874	6,538
6/5/2003	7/27/2007	96	2,046	1,757	260	271	1,786	1,486	1,789	1,484
		49,223	1,012,186	869,151	134,622	140,763	877,564	728,388	879,183	727,574

The purpose of these swaps is to improve the return on CSN's financial assets, increasing the exposure to variable income assets, which historically yields greater long term returns than the fixed income assets, thus, decreasing the impact of the cost of carrying CSN's long term debt in net, consolidated financial expenses.

b) Consolidated balance sheet classified by currency

				6/30/2007
	U.S. Dollar	Other Foreign Currencies	Reais	Total
Current Assets	1,559,425	1,708,405	5,398,172	8,666,002
Cash and Cash equivalents	38,162	561	407,844	446,567
Marketable Securities	872,706	1,271,847	582,556	2,727,109
Accounts receivable	277,400	179,201	695,970	1,152,571
Inventories	226,504	202,905	2,112,480	2,541,889
Insurance Claimed			408,421	408,421
Deferred Income Tax/Social Contribution	18,078		420,135	438,213
Other	126,575	53,891	770,766	951,232
Non-current Assets	245,344	120,767	16,843,083	17,209,194
Long-term Assets	84,496	53	1,828,075	1,912,624
Financial Investments	19,262		89,673	108,935
Deferred Income Tax/Social Contribution			547,045	547,045
Other	65,234	53	1,191,357	1,256,644
Permanent	160,848	120,714	15,015,008	15,296,570
Total	1,804,769	1,829,172	22,241,255	25,875,196
Current Liabilities	1,500,206	179,111	2,315,643	3,994,960
Loans, Financing and Debentures	474,900	24,495	211,036	710,431
Suppliers	919,581	137,461	178,167	1,235,209
Deferred Income Tax/Social Contribution			131,686	131,686
Taxes payable	83,906	13,038	550,777	647,721
Other	21,819	4,117	1,243,977	1,269,913
Non-current Liabilities	5,929,332	103	7,575,552	13,504,987
Loans, Financing and Debentures	5,929,332		2,115,223	8,044,555
Contingent Liabilities- Net of Deposits		54	2,919,716	2,919,770
Deferred Income Tax/Social Contribution			2,133,525	2,133,525
Other		49	407,088	407,137
Shareholders' Equity	(34,051)		8,409,300	8,375,249
Total	7,395,487	179,214	18,300,495	25,875,196

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IV - Credit risk

The credit risk exposure with financial instruments is managed through restricting the counterparts to large financial institutions with high credit quality. Thus, Management believes that the risk of non-compliance by the counterpart is insignificant. The Company neither maintains nor issues financial instruments for commercial purposes. The selection of clients, as well as the diversification of its accounts receivable and the control on sales financing conditions through business industrial segment are procedures adopted by CSN to minimize possible problems with its clients. Since part of the Companies' funds are invested in Brazilian government securities, there is exposure to the credit risk with the government.

V - Market value

The market values were calculated according to the conditions in the local and foreign markets at June 30, 2007, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. All transactions carried out in non-organized markets (over-the-counter markets) were contracted with financial institutions previously approved by the Company's Board of Directors.

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17. SURETIES AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities, in the amount of R$4,373 million, for guarantees provided:

Companies	Currency	In millions 6/30/2007	3/31/2007	Maturity	Conditions
CFN	R$	18.0	18.0	9/24/2007	BNDES loan guarantees
CFN	R$	27.3		4/4/2008	BNDES loan guarantees
CFN	R$	24.0	24.0	11/13/2009	BNDES loan guarantees
CFN	R$	20.0	20.0	2/21/2008	BNDES loan guarantees
CFN	R$	19.2	19.2	4/28/2008	BNDES loan guarantees
CFN	R$	50.0	50.0	11/29/2007	BNDES loan guarantees
CFN	R$	13.0	13.0	11/15/2015	BNDES loan guarantees
CFN	R$	20.0	20.0	11/15/2020	BNDES loan guarantees
CFN	R$	5.0		5/26/2008	BNDES loan guarantees
CSN Cimentos	R$	29.0	29.0	Indeterminate	Guarantee for execution of outstanding debt with INSS
CSN Cimentos	R$	0.3	0.3	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	2.8	2.8	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	6.1	6.1	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.3	0.3	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.1	0.1	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.3	0.3	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
Prada	R$	0.3	0.3	1/3/2012	Collateral signature in guarantee contract for purchase and sale of electricity
Sepetiba Tecon	R$	15.0	15.0	5/5/2011	Guarantee by CSN for issuance of Export Credit Note
Total in R$		**250.7**	**218.4**		
CSN Iron	US$		79.3	6/1/2007	Promissory note for Eurobond operation
CSN IslandsVII	US$	275.0	275.0	9/12/2008	Guarantee by CSN in Bond issue
CSN IslandsVIII	US$	550.0	550.0	12/16/2013	Guarantee by CSN in Bond issue
CSN IslandsIX	US$	400.0	400.0	1/15/2015	Guarantee by CSN in Bond issue
CSN IslandsX	US$	750.0	750.0	Perpetual	Guarantee by CSN in Bond issue
CSN Steel	US$	100.0	100.0	12/22/2011	Guarantee by CSN in issue of Import Note
CSN Steel	US$	20.0	20.0	10/29/2009	Guarantee by CSN in issue of Promissory Notes
INAL	US$	1.4	1.4	3/26/2008	Personal guarantee for financing of equipment
Sepetiba Tecon	US$	16.7	16.7	9/15/2012	Personal guarantee for acquisition of equipment and implementation of terminal
CSN Cimentos	US$	15.5	15.5	4/19/2008	Guarantee by CSN for issue of Stand-by Letter of Credit for acquisition of equipment
CSN LLC	US$	11.6	11.6	9/25/2007	Guarantee by CSN for issue of Stand-by Letter of Credit for the acquisition of spools of steel
Total in US$		**2,140.2**	**2,219.5**		

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
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Accounting Practices
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is party to administrative and judicial proceedings involving tax, labor, civil and other issues. Details of the amounts recorded as provisons and the respective judicial deposits related to those actions are presented below:

	6/30/2007			3/31/2007		
	Judicial Deposits	Contingent Liabilities	Net Contingencies	Judicial Deposits	Contingent Liabilities	Net Contingencies
Short-term						
Contingencies:						
Labor	(29,763)	58,856	29,093	(26,585)	30,500	3,915
Civil	(13,536)	15,213	1,677	(12,371)	13,556	1,185
Parent Company	(43,299)	74,069	30,770	(38,956)	44,056	5,100
Consolidated	(50,684)	84,698	34,014	(45,882)	54,322	8,440
Long-term						
Contingencies:						
Environmental	(141)	51,766	51,625	(141)	54,227	54,086
Tax		232	232		232	232
	(141)	51,998	51,857	(141)	54,459	54,318
Legal obligations questioned in court:						
Tax						
IPI premium credit	(691,499)	1,520,046	828,547		1,482,291	1,482,291
IPI presumed credit		984,591	984,591		963,498	963,498
CSL credit on exports		854,702	854,702		853,996	853,996
PIS / COFINS Law 9718/99					323,096	323,096
SAT	(29,148)	105,274	76,126	(27,906)	99,650	71,744
Education Allowance	(33,121)	33,121		(33,121)	33,121	
CIDE	(24,749)	24,749		(24,661)	24,661	
Income tax / "Plano Verão"	(20,892)	20,892		(20,892)	20,892	
Other provisions		54,996	54,996		53,572	53,572
	(799,409)	3,598,371	2,798,962	(106,580)	3,854,777	3,748,197
Parent Company	(799,550)	3,650,369	2,850,819	(106,721)	3,909,236	3,802,515
Consolidated	(822,348)	3,742,118	2,919,770	(128,916)	4,005,408	3,876,492
Total short term + long term – Parent Company	**(842,849)**	**3,724,438**	**2,881,589**	**(145,677)**	**3,953,292**	**3,807,615**
Total short term + long term – Consolidated	**(873,032)**	**3,826,816**	**2,953,784**	**(174,798)**	**4,059,730**	**3,884,932**

The provisions for contingencies estimated by the Company's Management were substantially based on the appraisal of tax and legal advisors. These provisions are only recorded for lawsuits classified as probable losses. Additionally, the provisions include tax liabilities arising from actions taken on the Company's initiative, which are recorded and include Selic interest rates.

The Company is defending itself in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$4,3 billion, of which R$3.8 billion corresponds to tax lawsuits, R$0.1 billion to civil lawsuits and R$0.4 billion to labor lawsuits. According to the Company's legal counsel, these administrative and legal proceedings are assessed as possible risks of loss. These proceedings were not accrued in accordance with accounting rules adopted in Brazil.

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Accounting Practices
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

a) Labor Actions:

Until June 30, 2007, CSN was defendant in 9,036 labor grievances (8,814 grievances at March 31, 2007), for which a provision in the amount of R$58,856 (R$30,500 on March 31, 2007) was recorded. Most of the lawsuits are related to joint and/or subsidiary responsibility, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay), and due to the government's economic plans (to control inflation).

b) Civil Actions:

These are mainly civil judicial processes claiming indemnities a from CSN. These proceedings, in general, arise from occupational accidents and diseases related to the Company's industrial activities., A provision in the amount of R$15,213 was recorded for these claims as of June 30, 2007 (R$13,556 as of March 31, 2007).

c) Environmental Actions:

At June 30, 2007, the Company recorded a provision of R$51,766 (R$54,227 at March 31, 2007) for expenses related to the environmental recovery of plants located in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax Actions:

③   Income and Social Contribution Taxes

(i) The Company is claims recognition of the financial and tax effects in the calculation of the income and social contribution taxes on net income, related to write-down of inflation of 51.87% in the Consumer Price Index (IPC) that occurred in January and February 1989 (Plano Verão – Summer Plan).

In 2004, the proceeding was concluded and a final and unappealable decision was handed, granting to CSN the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The application of 10.14% (February 1989) was alsogranted. The proceeding is currently under expert accounting inspection.

At June 30, 2007, the Company recorded R$329,162 (R$327,877 at March 31, 2007) as a judicial deposit and a provision of R$20,892 (R$20,892 at March 31, 2007), which represents the portion not recognized by the courts.

(ii) The Company filed an action questioning the levying of Social Contribution on Income on export revenues, based on Constitutional Amendment 33/01 and in March 2004 the Company obtained an injunction authorizing the exclusion of these revenues from aforementioned calculation basis, as well as offsetting of the amounts paid as from 2001. The lower court decision was favorable and the process is awaiting a hearing of the appeal filed by the Federal Government in the Regional Federal Court. At June 30, 2007, the amount of suspended liability and the credits offset based on the aforementioned proceedings was R$854,702 (R$853,996 at March 31, 2007), plus Selic interest.

③   PIS/COFINS – Law 9718/98

CSN has questioned the legality of Law 9718/98, which broadened the PIS and COFINS calculation bases to include revenues other than those arising from the sale of products. On

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FEDERAL PUBLIC SERVICE **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** **QUARTERLY INFORMATION** **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**	June 30, 2007	Accounting Practices Adopted in Brazil

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

May 31, 2007 a decision favorable to CSN was published in the Official Court Gazette, which became final and unappealable on June 16, 2007.

In view of this decision, the Company reversed provision in the amount of R$323,096, recorded in the balance sheet as of March 31, 2007, which generated a positive effect in the financial expenses in the Financial Statements as of June 30, 2007.

③ CIDE - Contribution for Intervention in the Economic Domain

CSN is challenging the legal validity of Law 10168/00, which established the payment of the contribution for intervention in the economic domain on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, as royalties or remuneration of supply contracts, technical assistance, trademark license agreements and exploitation of patents.

The Company made deposits in court and recorded the corresponding provision in the amount of R$24,749 at June 30, 2007 (R$24,661 at March 31, 2007), which include legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment at the 2nd Regional Federal Court.

③ Education Allowance

The Company discussed the unconstitutionality of the Education Allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, the Company attempted to pay the amount due, but FNDE and INSS did not reach an agreement as to which agency the amounts should be paid. A fine was also demanded, but CSN did not agree.

CSN filed new proceedings questioning the abovementioned facts and deposited in court the amounts due. At June 30, 2007, the Company recorded a provision and judicial deposit in the amount of R$33,121 (R$33,121 at March 31, 2007).

③ SAT - Worker's Compensation Insurance

The Company understands that it should pay the "SAT" at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount recorded in a provision as of June 30, 2007 totals R$105,274 (R$99,650 on March 31, 2007), which includes legal charges.

The lower court decision was unfavorable and the proceedings are being heard in the 2nd Region of the Federal Regional Court.

③ IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through an Executive act, cancelled these benefits, prohibiting companies to recognize these credits. The Company brought an action claiming the right to the IPI premium credit on exports from 1992 to 2002.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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June 30, 2007

Accounting Practices
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company has challenged the constitutionality of this act, since only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation, and it obtained a favorable decision in the lower court in August 2003, authorizing the use of these credits. The national treasury appealed against this decision and obtained a favorable decision. The Company then filed appeals against this decision in the Superior Court of Justice and the Federal Supreme Court and is currently awaiting the decisions of these courts.

Between September 2006 and March 2007, the treasury filed 5 tax deficiency notices and 2 administrative proceedings against the Company requesting payment in the amount of approximately R$3.2 billion referring to the payment of taxes which were offset by IPI premium credits. One of these tax deficiency notices is guaranteed by qa judicial pledge of cash deposits in the amount of R$685 million and treasury shares in the amount of R$504 million (market value).

On June 27, 2007, the Superior Court of Justice issued a contrary decision against another taxpayer denying the use of these credits. This decision is subject to review by the Federal Supreme Court, which, in the event, is the highest court. The Company observed that a number of other Brazilian companies are challenging in court the same prohibition and it has been following their progress.

The Company's Management and legal advisors assess the total loss of this cause as possible, and thus, it does not require a provision, in comformity with the accounting rules adopted in Brazil. However, only the original amount referring to the credits that have been already offset, updated by the Selic rate, in the amount of R$1,520,046 (R$1,482,291 at March 31, 2007) was recorded as Company liability, as it is refers to a contingent credit. The difference between the total amount and the amount recorded as a provision is part of the R$4.3 billion reported above as administrative and legal proceedings, considered as possible loss.

③   Presumed IPI (Excise Tax) credit on inputs

The Company brought an action claiming the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or inputs taxed at zero rate and, in May 2003, the Company obtained a preliminary court decision authorizing it to offset the liabilities related to federal taxes with the aforementioned credits and it is awaiting a decision which will still be subject to variouis stages of appeal before becoming final and unappealable.

The provision for IPI presumed credit recorded by the Company represents a liability related to the payment of taxes which were offset with the aforementioned credit.

The Company observed that a number of Brazilian companies are challenging the same decision and that both favorable and unfavorable decisions have been handed down to taxpayers in different phases of the respective proceedings. For example, on June 25, 2007 the Federal Supreme Court issued a final, unappealable decision against another taxpayer, in a similar proceeding, denying the offsetting of these credits.

On June 30, 2007, the amount related to the credits already offset and recorded under the Company's liabilities amounted to R$984,591 (R$963,498 on March 31, 2007), updated by the Selic rate.

③   Other

The Company also recorded provisions for a number of other lawsuits referring to FGTS Supplementary Law 110/01, COFINS Law 10833/03, PIS Law 10637/02 and PIS/COFINS

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June 30, 2007

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Manaus Free-Trade Zone, in the amount of R$55,228 at June 30, 2007 (R$53,084 at March 31, 2007), which includes legal charges.

19. SHAREHOLDERS' EQUITY

	Paid-in Capital	Reserves	Retained Earnings	Treasury Shares	Total Shareholders' equity
BALANCE AT 12/31/2006	**1,680,947**	**5,222,350**		**(676,721)**	**6,226,576**
Realization of revaluation reserve, net					
of income and social contribution taxes		(61,547)	61,547		
Proposed interest on shareholders' equity (R$ 0.12472 per share)			(31,990)		(31,990)
Buyback/sale of Company' shares				(66,709)	(66,709)
Gain on disposal of Company shares		30			30
Net income for the quarter			753,488		753,488
BALANCE AT 3/31/2007	**1,680,947**	**5,160,833**	**783,045**	**(743,430)**	**6,881,395**
Revaluation reserve of own assets		438,465			438,465
Realization of own assets revaluation reserve, net					
of income and social contribution taxes		(71,409)	71,409		
Consequential revaluation reserve of assets					
of subsidiaries		239,007			239,007
Realization of consequential revaluation reserve of assets of subsidiaries, net of income and social contribution taxes		(1,953)	1,953		
Proposed interest on shareholders' equity (R$ 0.16668 per share)			(42,753)		(42,753)
Net income for the quarter			976,427		976,427
BALANCE AT 6/30/2007	**1,680,947**	**5,764,943**	**1,790,081**	**(743,430)**	**8,492,541**

i. Paid-in capital

The Company's fully subscribed and paid-in capital of R$1,680,947 is divided into 272,067,946 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii. Authorized capital

The Company's capital may be increased up to 400,000,000 shares, by issuing up to 127,932,054 new book-entry shares with no par value, by decision of the Board of Directors.

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00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

iii. Legal Reserve

Recorded at the rate of 5% on the net income determined in each fiscal year, in the terms of article 193 of Law 6404/76, up to the limit of 20% of the capital stock. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

iv. Revaluation reserve

This reserve covers the revaluation of the Company's property, plant and equipment, which, pursuant to CVM Deliberation 288, dated December 3,1998, aimed to adjust the amounts of the Company's property, plant and equipment to the market value, enabling the Financial Statements to present values of the assets closer to their market or replacement value.

In compliance with the provisions of CVM Deliberation 273, of August 20, 1998, a provision was recorded for deferred social contribution and income tax on the balance of the revaluation reserve (except land), which is recorded in the Company's liabilities.

The realized portion of the revaluation reserve, through depreciation or write off of assets, net of income and social contribution taxes, is included for purposes of calculating the mandatory minimum dividend.

v. Treasury shares

On May 25, 2005, the Board of Directors approved for a period of 360 days the purchase of 15,000,000 shares of the Company to be held in treasury for subsequent sale and/or cancellation. Additionally, on January 29, 2007, the Board of Directors authorized the purchase of 923,628 Company shares also to be held in treasury for furture disposal and/or cancellation. This authorization would expire on January 25, 2008, however, this quarter the Company repurchased the total number of the shares referring to this authorization. On March 27, the Board of Directors authorized the closing of the program approved on January 29, 2007.

Number of shares purchased (in units)	Total value paid for shares	Unit cost of shares			Share Market value on 6/30/2007 (*)
		Minimum	Maximum	Average	
15,578,128	743,430	35.88	75.04	47.72	1,554,697

(*) Last quotation of shares on 6/30/07 at the unit value of R$99.80 per share.

While held in treasury, the shares will have no proprietorship and/or political rights.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** **QUARTERLY INFORMATION** **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**	June 30, 2007	Accounting Practices Adopted in Brazil

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

vi. Shareholding structure

On June 30, 2007, the Company's shareholding structure was as follows:

	Number of shares		
	Common	Total % of shares	% excluding treasury shares
Vicunha Siderurgia S.A.	116,286,665	42.74%	45.34%
BNDESPAR	17,085,986	6.28%	6.66%
Caixa Beneficente dos Empregados da CSN - CBS	11,830,289	4.35%	4.61%
Sundry (ADR - NYSE)	45,399,275	16.69%	17.70%
Other shareholders (approximately 10 thousand)	65,887,603	24.22%	25.69%
	256,489,818	**94.27%**	**100.00%**
Treasury shares	15,578,128	5.73%	
Total shares	**272,067,946**	**100.00%**	

vii. Investment policy and payment of interest on shareholders' equity and dividends

On December 11, 2000, CSN's Board of Directors decided to adopt a policy for distribution of profit, which, observing the provisions of Law 6404/76, amended by Law 9457/97 implies the distribution of all the Company's net profit to the shareholders, provided that the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) consummation of the necessary investments and (iv) maintenance of the Company's good financial situation.

20. INTEREST ON SHAREHOLDERS' EQUITY

The calculation of interest on shareholders' equity is based on the variation of in the Long-Term Interest Rate over shareholders' equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, where the higher of the two limits may be used, pursuant to the prevailing laws.

In compliance with CVM Deliberation 207, of December 31, 1996 and the tax rules, the Company opted to record the proposed interest on shareholders' equity in the amount of R$74,743 at June 30, 2007, corresponding to the remuneration of R$0.29141 per share, as corresponding entries against the financial expenses account, and reverse it in the same account, and not presenting it in the income statement and not generating effects on net income after IRPJ/CSL, except with respect to the tax effects, which are recognized under income and social contribution taxes. The Company's Management will propose that the amount of interest on shareholders' equity is attributed to the mandatory minimum dividend.

At the Annual General Meeting held on April 30, 2007, shareholders approved the payment of interest on shareholders' equity in the amount of R$174,428. The approved payment would start on May 9, 2007, however, by court decision, the Company was prevented from starting this payment.

In view of the resolution of the Annual General Meeting, the Company calculated and paid withholding income tax on interest on shareholders' equity in the amount of R$22,108.

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

21. NET REVENUES AND COST OF GOODS SOLD

						Consolidated
		6/30/2007			6/30/2006	
	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold
Steel products						
Domestic market	1,630	3,101,126	(1,426,378)	1,291	2,304,681	(1,511,787)
Foreign market	988	1,544,554	(1,192,646)	639	975,771	(862,731)
	2,618	4,645,680	(2,619,024)	1,930	3,280,452	(2,374,518)
Mining products						
Domestic market	2,286	111,920	(32,669)	2,151	92,122	(44,243)
Foreign market	1,497	126,362	(91,738)			
	3,783	238,282	(124,407)	2,151	92,122	(44,243)
Other sales						
Domestic market		513,082	(405,857)		457,022	(273,939)
Foreign market		62,404	(6,061)		41,553	(5,790)
		575,486	(411,918)		498,575	(279,729)
		5,459,448	**(3,155,349)**		**3,871,149**	**(2,698,490)**

						Parent Company
		6/30/2007			6/30/2006	
	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold
Steel products						
Domestic market	1,668	2,984,140	(1,540,346)	1,318	2,189,598	(1,543,304)
Foreign market	774	995,620	(776,653)	432	533,737	(499,243)
	2,442	3,979,760	(2,316,999)	1,750	2,723,335	(2,042,547)
Mining products						
Domestic market	2,286	111,920	(32,669)	2,151	79,704	(35,121)
Other sales						
Domestic market		125,241	(68,828)		89,841	(76,788)
Foreign market		8,033	(6,061)		7,737	(5,790)
		133,274	(74,889)		97,578	(82,578)
		4,224,954	**(2,424,557)**		**2,900,617**	**(2,160,246)**

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QUARTERLY INFORMATION   June 30, 2007   Accounting Practices
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

22. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company	
	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Financial expenses:				
Loans and financing - foreign currency	(285,381)	(333,595)	(11,805)	(16,796)
Loans and financing - domestic currency	(104,423)	(110,352)	(92,450)	(109,743)
Related parties			(192,354)	(204,831)
PIS/COFINS (taxes on revenue) on other revenues	317,018	(76,932)	317,023	(76,932)
Interest, fines and interest on tax in arrears	(171,612)	(57,859)	(165,276)	(54,159)
Other financial expenses	(60,474)	(3,499)	(43,160)	50,526
	(304,872)	(582,237)	(188,022)	(411,935)
Financial income:				
Related parties			(246,855)	(410,179)
Income on financial investments, net of provision for losses	116,883	135,804	6,035	15,281
Income on derivatives	114,555	(142,137)	(116,029)	26,300
Other income	54,238	34,603	34,305	16,530
	285,676	28,270	(322,544)	(352,068)
Net financial results	(19,196)	(553,967)	(510,566)	(764,003)
Monetary variation:				
- Assets	1,384	1,807	1,017	796
- Liabilities	(9,498)	(35,137)	(8,776)	(30,020)
	(8,114)	(33,330)	(7,759)	(29,224)
Exchange variation:				
- Assets	(204,851)	(212,674)	(105,424)	(132,539)
- Liabilities	677,285	592,199	931,302	644,513
	472,434	379,525	825,878	511,974
Net monetary and exchange variations	464,320	346,195	818,119	482,750

23. OTHER OPERATING EXPENSES / INCOME

	Consolidated		Parent Company	
	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Other Operating Expenses	**(256,776)**	**(158,356)**	**(110,838)**	**(121,442)**
Provision for Actuarial Liabilities	1,971	(56,370)	1,971	(56,370)
Provision for Contingencies	(20,401)	(40,762)	(25,446)	(15,623)
Contractual Fines	(13,854)		(13,854)	
Equipment Stoppage	(2,511)	(24,141)	(2,368)	(24,148)
Other	(221,981)	(37,083)	(71,141)	(25,301)
Other Operating Income	**251,904**	**703,009**	**8,165**	**685,812**
Difference in the Settlement of Losses		669,832		669,832
Indemnifications	2,660	3,229	1,913	2,992
Other Income	249,244	29,948	6,252	12,988
OTHER OPERATING EXPENSES / INCOME	**(4,872)**	**544,653**	**(102,673)**	**564,370**

On January 30, 2007, CSN took part in an auction for the acquisition of the Anglo-Dutch steel company Corus Group PLC and its offer of 603 cents a pound was beaten by the offer of the Indian company Tata Steel which was 608 cents a pound.

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Due to unfavorable outcome and clauses of the agreement of intent for the purchase of shares of that company, signed between CSN and Corus Group PLC, CSN recorded the accounting effects of this operation, such as: (i) consolidated expenses incurred in the project in the approximate amount of R$113 million; and (ii) consolidated revenue related to the inducement fee[a] in the amount of approximately R$235 million, in the balance sheet of the first quarter of this year. These amounts are included under "Other expenses" and "Other revenues", respectively.

(a) Inducement Fee (also know as break up fee) – A fee determined by the legislation of the United Kingdom, where, by force of contract, the defeated party can be reimbursed for the expenses incurred in the participation in a bidding process. This fee may be up to 1% of the value offered by the company that had its offer beaten. In this case, the agreement between CSN and Corus Group foresaw a maximum percentage of 1% on the offer.

24. CONSOLIDATED NON OPERATING EXPENSES AND INCOME

At June 30, 2007, the consolidated non operating income of the Company amounted to R$180,369 (expense of R$162 at June 30, 2006). This result includes R$182,074, referring to the gain on the sale of 34,072,613 shares of Corus Group PLC, acquired by CSN for strategic reasons during the bidding process with Tata Steel for the acquisition of the total number of the shares of Corus Group PLC, which were sold in the first quarter of this year.

25. LOSS FROM BLAST FURNACE 3

On January 22, 2006 there was an accident involving equipment next to Blast Furnace 3, which mainly affected the powder collecting system and interrupted production of this equipment until the end of the first semiannual period of that year. The Company has an insurance policy for loss of profits and equipment in the maximum amount of US$750 million, which the Management considers sufficient to recover any losses arising from the accident. The cause of the accident had its coverage by the policy expressly recognized by the insurance companies, and the work to calculate the losses is in progress.

The amount of losses subject to indemnification indicated by regulating bodies up to the closing date of this quarter was US$445 million or R$951 million, translated by the exchange rate of December 31, 2006. Based on insurance policy and confident as to the conclusion of studies on the loss, CSN requested and the insurance companies granted an advance of US$237 million (equivalent to R$515 million), of which R$39 million was received in the first quarter of this year as an advance. The total amount advanced will be deducted from losses subject to indemnification, verified during the normal course of the regulation process.

At June 30, 2007 the Company had balance receivable from losses claimed in the amount of R$408,421, and the Company does not foresee any risk for this credit, considering the international reputation of the insurance and reinsurance companies.

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

26. INFORMATION PER BUSINESS SEGMENT

(i) Consolidated balance sheet per Segment

6/30/2007

	Steel	Mining	Logistics, Energy and Cement	Write-off	Total
Current assets	**12,391,664**	**361,230**	**490,922**	**(4,577,814)**	**8,666,002**
Marketable securities	2,874,566	4,992	237,993	(390,442)	2,727,109
Accounts receivable	2,489,661	33,231	80,283	(1,450,604)	1,152,571
Other	7,027,437	323,007	172,646	(2,736,768)	4,786,322
Noncurrent assets	**33,331,566**	**2,563,746**	**1,740,766**	**(20,426,884)**	**17,209,194**
Long-Term Assets	11,037,825	1,205	296,987	(9,423,393)	1,912,624
Investments, Property, Plant and Equipment and Deferred Charges	22,293,741	2,562,541	1,443,779	(11,003,491)	15,296,570
Total assets	**45,723,230**	**2,924,976**	**2,231,688**	**(25,004,698)**	**25,875,196**
Current liabilities	**7,448,918**	**69,086**	**389,936**	**(3,912,980)**	**3,994,960**
Loans, Financings and Debentures	1,725,527		120,294	(1,135,390)	710,431
Accounts Payable to Suppliers	2,595,354	7,829	59,489	(1,427,463)	1,235,209
Other	3,128,037	61,257	210,153	(1,350,127)	2,049,320
Noncurrent liabilities	**21,556,982**	**831,460**	**886,351**	**(9,769,806)**	**13,504,987**
Loans, Financings and Debentures	16,127,341		631,487	(8,714,273)	8,044,555
Net contingencies – judicial deposits	2,862,244		57,526		2,919,770
Other	2,567,397	831,460	197,338	(1,055,533)	2,540,662
Shareholders' Equity	**16,986,805**	**1,754,957**	**955,398**	**(11,321,911)**	**8,375,249**
Total Liabilities and Shareholders' Equity	**45,992,705**	**2,655,503**	**2,231,685**	**(25,004,697)**	**25,875,196**

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(ii) Consolidated statement of income per Segment

					6/30/2007
	Steel	Mining	Logistics, Energy and Cement	Write-off	Total
Net revenues from sales	6,831,849	259,074	509,429	(2,140,904)	5,459,448
Cost of goods and services sold	(4,783,363)	(171,415)	(293,770)	2,093,199	(3,155,349)
Gross profit	**2,048,486**	**87,659**	**215,659**	**(47,705)**	**2,304,099**
Operating Income and Expenses					
Selling expenses	(330,920)	(11,248)	(4,978)	25,823	(321,323)
Administrative expenses	(175,994)	(644)	(36,596)		(213,234)
Other operating income (expenses)	(1,978)	(12)	(2,882)		(4,872)
	(508,892)	**(11,904)**	**(44,456)**	**25,823**	**(539,429)**
Net financial income	(214,691)	(518)	(28,541)	224,554	(19,196)
Foreign exchange and monetary variation, net	697,971	(2,335)	7,069	(238,385)	464,320
Equity in the earnings of subsidiaries (goodwill)	1,188,428		98	(1,243,762)	(55,236)
Operating income	**3,211,302**	**72,902**	**149,829**	**(1,279,475)**	**2,154,558**
Non operating income	179,115		30	1,224	180,369
Income before income tax and					
social contribution	**3,390,417**	**72,902**	**149,859**	**(1,278,251)**	**2,334,927**
Income and social contribution taxes	(571,361)	(4,180)	(51,331)	7,022	(619,850)
Net income for the period	**2,819,056**	**68,722**	**98,528**	**(1,271,229)**	**1,715,077**

(iii) Other consolidated information per Segment

				6/30/2007
	Steel	Mining	Logistics, Energy and Cement	Total
Depreciation, Amortization and Depletion	426,692	47,912	53,286	527,890
Net Contingencies – Judicial Deposits	2,893,777		60,007	2,953,784
Tax	2,808,790		16,967	2,825,757
Labor	31,455		31,423	62,878
Civil	1,677		11,263	12,940
Other	51,855		354	52,209

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

27. STATEMENT OF ADDED VALUE

	Consolidated		Parent Company	
	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Revenues				
Sales of products and services (except for refunds and discounts)	6,671,932	4,780,027	5,231,042	3,646,262
Allowance for doubtful accounts	(1,514)	(5,635)	(864)	(9,538)
Non operating income	180,369	(255)	(1,021)	(25)
	6,850,787	**4,774,137**	**5,229,157**	**3,636,699**
Inputs purchased from third parties				
Raw material consumed	(1,560,319)	(1,599,653)	(1,068,334)	(1,107,959)
Cost of goods and services sold (except for depreciation)	(760,306)	(412,430)	(726,095)	(442,215)
Material, power, third pary services and others	(398,523)	(388,333)	(303,829)	(269,518)
Recovery on asset values		669,832		669,832
	(2,719,148)	**(1,730,584)**	**(2,098,258)**	**(1,149,860)**
Gross added value	**4,131,639**	**3,043,553**	**3,130,899**	**2,486,839**
Retentions				
Depreciation, amortization and depletion	(527,890)	(445,993)	(434,798)	(399,225)
Net added value produced	**3,603,749**	**2,597,560**	**2,696,101**	**2,087,614**
Added value received (transferred)				
Equity in the earnings of subsidiaries	(55,236)	(35,360)	566,707	108,321
Financial income/Exchange variations (gains)	82,209	(182,597)	(426,951)	(483,810)
	26,973	**(217,957)**	**139,756**	**(375,489)**
Added value to be distributed	**3,630,722**	**2,379,603**	**2,835,857**	**1,712,125**
DISTRIBUTION OF ADDED VALUE				
Payroll and related charges	397,345	310,616	250,022	245,664
Taxes, fees and contributions	1,608,013	1,370,086	1,310,914	1,083,150
Interest and exchange variation	(89,713)	(50,981)	(454,994)	(285,006)
Interest on shareholders' equity and dividends	74,743	505,493	74,743	505,493
Retained earnings in the period	1,625,496	325,954	1,655,172	162,824
Unrealized profit in the period	14,838	(81,565)		
	3,630,722	**2,379,603**	**2,835,857**	**1,712,125**

28. EMPLOYEES' PENSION FUND (unaudited)

(i) Administration of the Private Pension

The Company is the principal sponsor of CBS Previdência, a private non-profit pension fund established in July 1960, the main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, of CSN related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans, as follows:

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00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

35% average salary plan

This is a defined benefit plan which began on February 1, 1966, for the purpose of paying retirement pensions (time of service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant's last 12 salaries. The plan also guarantees the payment of a sickness allowance to a particpant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the new benefit plan came into force, and it is in process of extinction.

Supplementation of average salary plan

It is a defined benefit plan, which began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the Official Pension Plan benefit, for the retired employees. It is also life-long. Like the 35% Average Salary Plan, there is a sickness allowance, the payment of a death grant and a pension. Thirteen contributions and benefits are paid per year. This plan became inactive on December 26, 1995, because of the creation of the combined supplementary benefits plan.

Combined supplementary benefits plan

Begun on December 27, 1995, it is a combined variable contribution plan. Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the accumulated total sponsor's and participant's contributions (thirteen per year). Upon the participant's retirement, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

At June 30, 2007 and March 31, 2007, the plans are composed as follows (unaudited):

	35% Average Salary Plan		Supplementaration of Average Salary Plan		Combined Supplementary Benefit Plan		Total members	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Members								
In service	16	16	37	38	9,704	9,495	9,757	9,549
Retired	5,277	5,277	4,885	4,916	514	498	10,676	10,691
	5,293	**5,293**	**4,922**	**4,954**	**10,218**	**9,993**	**20,433**	**20,240**
Related beneficiaries:								
Retired	**4,101**	**4,136**	**1,320**	**1,307**	**76**	**75**	**5,497**	**5,518**
Total participants (members/ beneficiaries)	**9,394**	**9,429**	**6,242**	**6,261**	**10,294**	**10,068**	**25,930**	**25,758**

(iii) Payment of actuarial deficit

According to official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002, a proposal was approved for refinancing the reserves

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04.01 – NOTES TO THE FINANCIAL STATEMENTS

to amortize the sponsors' responsibility in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting on June 28, 2002.

The agreement foresees the payment of installments in advance in the event of a need for cash in the defined benefit plan and the incorporation to the updated debit balance of eventual deficits/surpluses under the sponsors' responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial Liabilities

As provided by CVM Deliberation 371/00, approving NPC 26 of IBRACON – "Accounting of Employee's Benefits" which established new accounting practices for calculation and disclosure, the Company's Management and its external actuaries calculated the effects arising from this practice and has kept records in conformity with the report dated January 10, 2007.

Recognition of Actuarial Liability

The Company's Management decided to recognize the adjustments to the actuarial liabilities in the results for the period of five years as from January 1, 2002, and on December 31, 2006, the Company had recorded the total existing actuarial liability, and as from January 1, 2007, there remained only the recognition of eventual gains and/or losses which will be calculated at the end of each year, when we will have the annual assessment of the actuarial liabilities from the new reports issued by independent actuaries.
The current balance of the actuarial liabilities amounts to R$260,158 (R$273,642 at March 31, 2007), calculated according to the report issued on January 10, 2007.

With respect to the recognition of the actuarial liability, the amortizing contribution related to the portion of the participants in the settlement of the insufficiency of the reserve was deducted from the present value of total actuarial obligations of the respective plans. A number of participants are disputing this amortizing contribution in court, but the Company, based on the opinion its legal and actuarial advisers understands that this amortizing contribution was duly approved by the Department of Supplementary Pensions (SPC) and, therefore, is legally due by the participants.

In addition, in the case of the Combined Defined Contribution Supplementary Benefit Plan, which presents net asset and where the sponsor's contribution corresponds to an equal counterpart of the participants' contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used to reduce the sponsor's contribution. Accordingly, the sponsor opted to recognize 50% of this asset in its books, in the amount of R$7,983 in 2007 (R$17,204 in 2006).

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00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Main actuarial assumptions adopted in the calculation of the actuarial liabilities

Methodology used	Projected credit unit method
Nominal discount rate for actuarial liability	11.3% p.a. (6.0% actual and 5% inflation)
Expected yield rate on assets of the plan	35% Average Salary Plan: 15.02% p.a. Supplementation Average Salary Plan: 14.95% p.a. Combined Supplementary Benefit Plan: 17.5% p.a.
Estimated index for increase in salary	INPC + 1% (6.05%)
Estimated index for increase in benefits	INPC + 0% (5.00%)
Estimated inflation rate in the long-term	INPC + 0% (5.00%)
Biometric table for general mortality	AT83 separated by gender
Biometric table for disability	Mercer Disability with probabilities multiplied by 2
Biometric table for disability mortality	Winklevoss
Expected turnover rate	Fixed 2% p.a.
Probability of starting retirement	35% Average Salary Plan and Supplementation Average Salary Plan: 100% on the first eligibility for a full benefit by the Plan; Combined Supplementary Benefit Plan: 55 years of age, 10 years of service and 5 years of Plan.

CSN does not have other post-employment benefit plans.

29. SUBSEQUENT EVENT

- **COMPANHIA DE FOMENTO MINERAL E PARTICIPAÇÕES – CFM**

The Company, by means of its subsidiary Nacional Minérios ("NAMISA"), acquired all the shares of CFM, on July 20, 2007. CFM exploits a number of iron ore mines and owns ore processing facilities in the state of Minas Gerais. CFM sold approximately 3.6 million tonnes of iron ore in 2006 and in the first half of 2007 it sold approximately 2.7 million tonnes. The company is enlarging the production capacity of its facilities.

The acquisition price was US$440 million, of which US$100 million (R$186 million) was paid upon the execution of the purchase and sale agreement, and US$250 million was paid on August 1, 2007. The remaining US$90 million may be paid in four installments within two years provided that certain conditions of the purchase and sale agreement are fulfilled.

This acquisition is aligned with CSN's strategy to turn Nacional Minérios into an international player in the mining sector.

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00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

SEE ITEM 08.01:

"COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER"

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1.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 6/30/2007	4- 3/31/2007
1	Total Assets	25,875,196	25,764,581
1.01	Current Assets	8,666,002	9,320,158
1.01.01	Cash and Cash Equivalents	446,567	77,557
1.01.02	Receivable	2,097,270	3,203,936
1.01.02.01	Accounts receivable	1,152,571	1,072,263
1.01.02.01.01	Domestic Market	793,721	754,185
1.01.02.01.02	Foreign Market	468,709	428,131
1.01.02.01.03	Allowance for Doubtful Accounts	(109,859)	(110,053)
1.01.02.02	Sundry Receivable	944,699	2,131,673
1.01.02.02.01	Employees	5,039	14,946
1.01.02.02.02	Suppliers	151,914	218,786
1.01.02.02.03	Recoverable Income and social contribution taxes	19,226	40,480
1.01.02.02.04	Deferred Income Tax	323,336	326,777
1.01.02.02.05	Deferred Social Contribution	114,877	116,111
1.01.02.02.06	Other Taxes	274,936	285,695
1.01.02.02.07	Other Receivable	55,371	1,128,878
1.01.03	Inventories	2,541,889	2,457,460
1.01.04	Other	3,580,276	3,581,205
1.01.04.01	Marketable Securities	2,727,109	3,109,332
1.01.04.02	Prepaid Expenses	80,697	63,452
1.01.04.03	Insurance Claimed	408,421	408,421
1.01.04.04	Restricted Amounts	364,049	0
1.02	Noncurrent Assets	17,209,194	16,444,423
1.02.01	Long-Term Assets	1,912,624	2,008,170
1.02.01.01	Sundry Receivable	1,001,199	1,077,824
1.02.01.01.01	Loans – Eletrobrás	26,784	26,752
1.02.01.01.02	Securities Receivable	243,560	252,487
1.02.01.01.03	Deferred Income Tax	409,905	482,826
1.02.01.01.04	Deferred Social Contribution	137,140	134,896
1.02.01.01.05	Other Taxes	183,810	180,863
1.02.01.02	Receivable from Related Parties	0	0
1.02.01.02.01	From Associated and Similar Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Other	911,425	930,346
1.02.01.03.01	Judicial Deposits	553,405	544,055
1.02.01.03.02	Securities	108,935	140,933
1.02.01.03.03	Prepaid Expenses	81,529	85,815
1.02.01.03.04	Other	167,556	159,543
1.02.02	Permanent Assets	15,296,570	14,436,253
1.02.02.01	Investments	220,575	250,177
1.02.02.01.01	In Associated/Related Companies	0	0

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1.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 6/30/2007	4- 3/31/2007
1.02.02.01.02	In Associated/Similar Companies-Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries –Goodwill	218,490	248,091
1.02.02.01.05	Other Investments	2,085	2,086
1.02.02.02	Property, Plant and Equipment	14,847,034	13,937,450
1.02.02.02.01	In Operation, Net	13,244,276	12,839,417
1.02.02.02.02	In Construction	1,138,738	914,604
1.02.02.02.03	Land	464,020	183,429
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred Charges	228,961	248,626

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01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 6/30/2007	4- 3/31/2007
2	Total Liabilities	25,875,196	25,764,581
2.01	Current Liabilities	3,994,960	4,287,853
2.01.01	Loans and Financing	611,847	887,649
2.01.02	Debentures	98,584	72,414
2.01.03	Accounts Payable to Suppliers	1,235,209	1,448,748
2.01.04	Taxes, Charges and Contributions	952,312	811,422
2.01.04.01	Salaries and Social Contributions	172,905	143,986
2.01.04.02	Taxes Payable	647,721	457,774
2.01.04.03	Deferred Income Tax	96,828	154,163
2.01.04.04	Deferred Social Contribution	34,858	55,499
2.01.05	Dividends Payable	738,576	718,175
2.01.06	Provisions	34,014	8,440
2.01.06.01	Contingencies	84,698	54,322
2.01.06.02	Judicial Deposits	(50,684)	(45,882)
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	324,418	341,005
2.02	Noncurrent Liabilities	13,504,987	14,688,350
2.02.01	Long-Term Liabilities	13,499,833	14,683,127
2.02.01.01	Loans and Financing	7,048,620	7,419,193
2.02.01.02	Debentures	995,935	998,989
2.02.01.03	Provisions	5,053,295	5,868,273
2.02.01.03.01	Contingencies	3,742,118	4,005,408
2.02.01.03.02	Judicial Deposits	(822,348)	(128,916)
2.02.01.03.03	Deferred Income Tax	1,568,811	1,464,592
2.02.01.03.04	Deferred Social Contribution	564,714	527,189
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	401,983	396,672
2.02.01.06.01	Provision for Pension Fund	210,114	224,094
2.02.01.06.02	Other	191,869	172,578
2.02.02	Deferred Income	5,154	5,223
2.03	Minority Interests	0	0
2.04	Shareholders' Equity	8,375,249	6,788,378
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947
2.04.02	Capital Reserve	30	30
2.04.03	Revaluation Reserve	4,751,113	4,147,003
2.04.03.01	Own Assets	4,513,706	4,146,650
2.04.03.02	Subsidiaries/Associated and Similar Companies	237,407	353
2.04.04	Profit Reserves	153,078	177,353
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0

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01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 6/30/2007	4- 3/31/2007
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special For Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	(183,111)	(158,836)
2.04.04.07.01	Investments	677,611	677,611
2.04.04.07.02	Treasury Shares	(743,430)	(743,430)
2.04.04.07.03	Unrealized Income	(117,292)	(93,017)
2.04.05	Retained Earnings/Accumulated Losses	1,790,081	783,045
2.04.06	Advance for Future Capital Increase	0	0

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01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 4/1/2007 to 6/30/2007	4- 1/1/2007 to 6/30/2007	5- 4/1/2006 to 6/30/2006	6- 1/1/2006 to 6/30/2006
3.01	Gross Revenue from Sales and/or Services	3,686,855	6,765,546	2,413,126	4,821,983
3.02	Deductions from Gross Revenue	(712,089)	(1,306,098)	(494,924)	(950,834)
3.03	Net Revenue from Sales and/or Services	2,974,766	5,459,448	1,918,202	3,871,149
3.04	Cost of Goods and/or Services Sold	(1,678,475)	(3,155,349)	(1,481,707)	(2,698,490)
3.04.01	Depreciation and Amortization	(267,837)	(500,833)	(218,267)	(451,395)
3.04.02	Others	(1,410,638)	(2,654,516)	(1,263,440)	(2,247,095)
3.05	Gross Profit	1,296,291	2,304,099	436,495	1,172,659
3.06	Operating Income/Expenses	(14,958)	(149,541)	91,337	(84,409)
3.06.01	Selling	(179,837)	(321,323)	(93,086)	(206,499)
3.06.01.01	Depreciation and Amortization	(1,760)	(3,667)	(2,804)	(5,275)
3.06.01.02	Other	(178,077)	(317,656)	(90,282)	(201,224)
3.06.02	General and Administrative	(116,081)	(213,234)	(98,266)	(179,431)
3.06.02.01	Depreciation and Amortization	(12,336)	(23,390)	(10,317)	(20,598)
3.06.02.02	Other	(103,745)	(189,844)	(87,949)	(158,833)
3.06.03	Financial	390,960	445,124	(101,138)	(207,772)
3.06.03.01	Financial Income	91,216	285,676	51,633	28,270
3.06.03.02	Financial Expenses	299,744	159,448	(152,771)	(236,042)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	267,301	464,320	85,660	346,195
3.06.03.02.02	Financial Expenses	32,443	(304,872)	(238,431)	(582,237)
3.06.04	Other Operating Income	10,250	251,904	502,755	703,009
3.06.05	Other Operating Expenses	(92,767)	(256,776)	(94,357)	(158,356)
3.06.06	Equity in income of subsidiaries and associated companies	(27,483)	(55,236)	(24,571)	(35,360)
3.07	Operating Income	1,281,333	2,154,558	527,832	1,088,250

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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QUARTERLY INFORMATION **June 30, 2007** **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 4/1/2007 to 6/30/2007	4- 1/1/2007 to 6/30/2007	5- 4/1/2006 to 6/30/2006	6- 1/1/2006 to 6/30/2006
3.08	Non-Operating Income	128	180,369	(363)	(162)
3.08.01	Income	749	837,347	19,101	19,158
3.08.02	Expenses	(621)	(656,978)	(19,464)	(19,320)
3.09	Income before Taxes/Profit Sharing	1,281,461	2,334,927	527,469	1,088,088
3.10	Provision for Income and social contribution taxes	(374,748)	(689,519)	76,227	(133,384)
3.11	Deferred Income Tax	45,461	69,669	(194,232)	(204,822)
3.11.01	Deferred Income Tax	12,526	30,823	(177,244)	(182,769)
3.11.02	Deferred Social Contribution	32,935	38,846	(16,988)	(22,053)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on shareholders' equity	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	952,174	1,715,077	409,464	749,882
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	256,490	256,490	257,413	257,413
	EARNINGS PER SHARE (in reais)	3.71232	6.68672	1.59069	2.91315
	LOSS PER SHARE (in reais)				

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Production

Second-quarter crude steel production totaled 1.3 million tonnes, **240% up on the same period in 2006** and in line with the previous quarter. It is also worth noting that inventories of slabs and coils acquired from third parties following the accident to Blast Furnace 3 in January 2006 at higher prices than our own production costs, were entirely exhausted this quarter.

Production (in thousand t)	2Q06	1Q07	2Q07	1H06	1H07	2Q07 x 2Q06 (Chg.%)	2Q07 x 1Q07 (Chg.%)
Crude Steel (P Vargas Mill)	393	1,321	1,338	933	2,659	240%	1%
Comsumption of Slabs from Third Parties	529	24	-	616	24	-	-
Total Crude Steel	922	1,345	1,338	1,549	2,683	45%	-1%
Rolled Products * (UPV)	815	1,171	1,305	1,566	2,476	60%	11%
Total Rolled Products	815	1,171	1,305	1,566	2,476	60%	11%

* Products delivered for sale, including shipments to CSN Paraná .

The output of rolled steel from the Presidente Vargas plant in turn came to 1.3 million tonnes in the second quarter, 11% more than in 1Q07 and 60% up year-on-year. The growth over 1Q07 was particularly significant, given that both periods reflect normal production levels. The following chart shows output per product in 2Q07 compared to previous quarters.



Rolled Products Output - Presidente Vargas Mill (thousand t)

* Includes shipment to CSN-PR

** Includes shipment to GSD and CSN-PR.

Production Costs (Parent Company)

The total production cost came to R$1.15 billion in the second quarter, R$41 million, or 3%, down on 2Q06 due to a combination of factors. On the one hand, there was an increase in virtually all the variable cost items (raw materials, fuel and maintenance) due to BF3's return to full production in the Presidente Vargas plant. However, this was more than offset by the non-use of slabs acquired from third parties. The main cost variations were as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

- **Raw materials**: a total reduction of R$253 million, triggered by the return to full production in the Presidente Vargas plant. The main factor was the non-use of slabs acquired from third parties, which alone lowered costs by R$467 million. On the other hand, the resumption of internal production also pushed up total raw material costs by R$215 million, mainly from coal and coke (R$63 million), iron ore (R$ 46million), zinc, aluminum and tin (R$60 million) and others (R$46 million);

- **Maintenance and services**: an increase of R$134 million, essentially due to the R$92 million growth in expenses from installation and equipment maintenance;

- **Labor, fuel and others**: an increase of R$78 million, due to the resumption of normal production in the Presidente Vargas plant, R$16 million of which from fuel and electric power, R$7 million from labor, R$17 million from depreciation (due to the revaluation of the Company's assets in 2Q07) and R$38 million from other inputs and suppliers;

Production costs in the first half climbed by R$253 million over 1H06, also due to the recovery of production at Presidente Vargas in Volta Redonda. The main period variations were as follows:

- **Raw materials**: a total reduction of R$57 million, basically due to the growing reduction in the use of third-party slabs in 1H07, which alone reduced raw material costs by R$524 million. However, the resumption of internal steel production pushed up the consumption of production related raw materials, primarily coal and coke (R$145 million), iron ore (R$84 million), zinc, aluminum and tin (R$143 million) and other raw materials used in the process as a whole (R$95 million);

- **Maintenance and services**: an increase of R$169 million, most of which from the R$95 million upturn in expenses from installation and equipment maintenance;

- **Labor, fuel and others**: an increase of R$141 million, due to the resumption of normal production in the Presidente Vargas plant which clearly led to higher consumption of fuel and electricity, whose costs moved up by R$21 million. For the same reason, labor costs rose by R$10 million, other inputs by R$ 83 million and depreciation by R$ 27 million, due to the revaluation of the Company's assets in 2Q07.

The return to full production at Presidente Vargas allowed CSN to reduce its quarterly unit production cost by 33%, from R$1,301/t in 2Q06 to R$868/t in 2Q07. The first-half unit production cost fell by 35%, from R$1,358/t in 1H06 to R$881/t in 1H07.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In the particular case of slabs, production costs returned to their historical level of around US$ 260/t.



Sales

Total Sales Volume

CSN recorded total 2Q07 sales volume of 1.42 million tonnes, **19% up** on 1Q07. Volume increased by 53% over 2Q06, when the supply of products was badly affected by the accident to equipment adjacent to BF3. First-half volume climbed 36% year-on-year.



Domestic Market

The domestic market sales volume stood at 911,000 tonnes in 2Q07, **27% more** than in the previous quarter, thanks to heated demand in the second quarter. Volume moved up 33% over 2Q06.

Export Market

Export volume in the second quarter of 2007 totaled 512,000 tonnes, **8% more** than in 1Q07 and a substantial **108% higher** than the second quarter of 2006. The big year-on-year upturn was due to demand in the global steel markets and the restrictions on sales in 2Q06 caused by the accident to BF3. At that time, the Company prioritized the domestic market which led to a reduction in exports.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Market Share and Product Mix

In 2Q07, CSN expanded its **share** of the domestic flat steel market (hot-rolled, cold-rolled, galvanized steel and tin mill products) to **35%,** an improvement over the 33% recorded in 1Q07, basically due to the following factors:

- Construction, in which CSN retained a 51% share in 2Q07, was one of the main drivers behind the 6 p.p. increase in the Company's market share over 2Q06. While the construction market expanded by 23%, CSN's share of the segment increased by 41%. Demand also moved up for higher added-value products, such as Galvalume and pre-painted, of which CSN is Brazil's sole producer;

- In the distribution sector, CSN's share rose from 41% in 2Q06 to 47% in 2Q07, confirming its leadership. The Company's growth in this segment was more than 18%, while the market shrank by 3% in the same period. It is also worth pointing out that CSN's subsidiary, INAL, is Brazil's biggest flat steel distributor;

- CSN held a 21% share of the auto-parts segment in 2Q07, 5 p.p. more than in 2Q06, thanks to a 40% increase in the Company's sales, versus the market's 32% in the same period.

    Source: Brazilian Steel Institute (IBS)

As for the product mix, coated products accounted for 49% of product sales in 2Q07.



65

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Prices

Average 2Q07 prices remained stable over the previous quarter on both the domestic and international markets. In comparison with 2Q06, prices moved up by close to 10% in local currencies. The increases announced in 1Q07 and 2Q07 should be fully reflected in the 3Q07 result.

Domestic market prices rose by more than 10% for all products, applied between May and June 2007, except for metal sheets. In comparison with 1Q07, average prices remained stable due to increased demand from sectors making intensive use of uncoated products, so that the "mix effect" offset the price adjustments.

As for exports, China continues pressuring prices worldwide, especially in the USA and Europe. We could have expected to see price hikes in these markets, but in fact they remained flat with a reduced number of transactions. As a result, compounded by the increase in international freight charges, we managed to keep our prices stable in Reais, totally absorbing the impact of the appreciation of the exchange rate in the period.

It is important to note that domestic prices are expected to remain unchanged in 3Q07, accompanied by a gradual recovery on the international front.

Mining

Casa de Pedra

Located in the municipality of Congonhas, in Minas Gerais, the Casa de Pedra mine supplies all of CSN's iron ore needs. It produces **lump ore, sinter-feed, pellet-feed and hematite, all of which have a high iron content** and superior physical properties. Casa de Pedra is classified as a world-class mine thanks to its extensive mineral reserves and, more importantly, the high degree of purity of its ore (up to 68% Fe).

Casa de Pedra's proven and probable reserves, audited by Golder Associates S.A, **currently total 1.631 billion tonnes of iron ore with average purity of 47% Fe**. Extraction, crushing and screening are carried out on-site. Currently, the mine has an installed extraction capacity of 16 million tonnes per year.

Arcos

The Arcos mine is responsible for supplying CSN's fluxes (limestone and dolomite), which are transported to Volta Redonda via the Centro Atlântica Railway. As with Casa de Pedra, its ore is of exceptional quality. Not only does it have one of the largest limestone reserves in the world, but its limestone is considered the best in Brazil for metallurgical use. The mine is located in Pedreira da Bocaina, in the municipality of Arcos, Minas Gerais.

Nacional Minérios S.A ("NAMISA")

Nacional Minérios S.A. ("NAMISA"), a wholly-owned CSN subsidiary, was created in November 2006 with the aim of consolidating the group's mining operations. At the beginning of 2007, with the conclusion of the first expansion phase of the port terminal in Itaguaí (RJ) –

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

which allowed CSN to handle and export iron ore - the first ship was loaded at the terminal with ore from NAMISA, marking the group's first entry into the international iron ore market.

✆ **PRODUCTION**

Casa de Pedra produced 4.187 million tonnes in the 2Q07, giving 7.848 million tonnes in the first half. Sinter-feed, the main product sent to the Presidente Vargas plant, accounted for 52% of the total. Lump ore and pellet-feed accounted for 21% and 20%, respectively, and hematite for 7%.

The Presidente Vargas plant absorbed 1.983 million tonnes in the quarter and 3.783 million tonnes year-to-date. In the steel production process, consumption is in the order of 1.5 tonnes of ore for each tonne of crude steel produced.

Casa de Pedra Production (in thousand t)			
Product	1Q07	2Q07	1H07
Lump Ore	781	873	1,654
Sinter Feed	1,895	2,161	4,055
Pellet Feed	759	856	1,615
Hematite	226	297	524
Total	3,661	4,187	7,848

✆ **SALES**

The sales volume of mining products amounted to 2.082 million tonnes in 2Q07 and 3.228 million tonnes year-to-date. The domestic market absorbed 54% of the first-half total, equivalent to 1.731 million tonnes, while exports accounted for 46%, equivalent to almost 1.5 million tonnes of iron ore shipped (1.497 million).

✆ **INVENTORIES**

At the close of the 2Q07, Casa de Pedra's iron ore inventories totaled around 9.5 million tonnes. With the operational start-up of the second phase of the TECAR iron ore terminal, with an estimated capacity of 30 million tonnes per year as of February 2008, these inventories, together with CSN and NAMISA's expected 2008 production, will allow CSN to operate the terminal at full capacity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Revenue

In comparison with 1Q07, the price effect, coupled with the increase in domestic and international sales volume, led to **total 2Q07 net revenue of R$ 2.975 billion**. **In year-on-year terms, net revenue increased by 55%** due to the price and volume trends previously mentioned.



Net Revenue (R$ MM)

Net Revenue	STEEL			MINING *			OTHER	TOTAL
	Domestic	Exports	Total	Domestic	Exports	Total		
Volume (thousand tonnes)	911	512	1,423	949	1,133	2,082	-	-
Net Revenue (R$ MM)	1,716	802	2,518	63	95	158	298	2,974

* Including only iron ore figures.

Other Operating Revenue and Expenses

CSN's 2Q07 operating expenses totaled **R$378 million**, **R$595 million** up year-on-year, chiefly due to the **non-recurring booking of R$493 million** in provisions for lost earnings in 2Q06, registered under "Other Operating Income". In addition, selling expenses moved up by around R$88 million due the resumption of full production in the Presidente Vargas plant.

In relation to 1Q07, operating expenses increased by **R$217 million, primarily due to non-recurring revenue of R$122 million in 1Q07** from the incentive pay related to CSN's participation in the Corus auction, which was deducted from the corresponding expenses.

As for the lost earnings, until now, CSN has received R$515 million in advances from the insurers, R$39 million of which in 1Q07 and the rest in 2006.

The Company expects to receive a total of between US$600 million and US$ 650million from the insurers, including the amount already advanced.

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| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

EBITDA

CSN recorded **EBITDA of R$1.282 billion in the 2Q07**, **26% up on the previous quarter** and 169% more than in the 2Q06, which is evidence of the gradual recovery throughout the quarters.

The **2Q07 EBITDA margin stood at 43%**, around 8 p.p. higher than the average for 2006 and 2 p.p. more than in 1Q07. In June 2007, the parent company's EBITDA margin reached 52.5%, one of the highest in its history.

It is important to note that, unlike in previous quarters, the **2Q07 margin was no longer suffering from the cost impact of the slabs acquired from third parties.**

Year-to-date EBITDA totaled R$2.297 billion, 82% up on the 1H06.



EBITDA (R$ MM) and EBITDA Margin (%)

Financial Result and Indebtedness

The 2Q07 **net financial result** was a **positive R$ 391 million**, versus a negative R$101 million in 2Q06, representing an improvement of R$492 million. In comparison with the positive R$ 54 million recorded in 1Q07, the improvement came to R$337 million.

The huge year-on-year improvement was primarily due to:

- The reversal of R$328 million in provisions for PIS/COFINS taxes related to a judicial dispute regarding the legality of Law 9718/99 (expansion of the taxable base);
- The appreciation of the Real against the US dollar, which generated a positive exchange variation of R$ 159 million;
- Gains from the company's own treasury operations.

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Indebtedness (in R$ MM) and Net Debt / EBITDA * Ratio (in times)



* EBITDA annualized and adjusted for the effects of earnings losses.

Net debt totaled R$5,472 million at the close of 2Q07, substantially less than the R$6,050 million recorded at the end of the previous quarter. As a result, the **Net Debt/EBITDA ratio continued following the downward trajectory in place since 2006,** falling from 1.74x, in December 2006, to 1.56x in March 2007 and **1.29x at the end of June 2007.**

Non-operating Income / Expenses

The Company's 2Q07 non-operating result was in line with the 2Q06 figure but R$180 million down on the previous quarter due to non-recurring revenue of R$182 million in 1Q07 from the sale of CSN's 3.8% stake in Corus Group PLC.

Income Taxes

Consolidated second-quarter income and social contribution taxes taxes totaled R$329 million, primarily due to taxable income in the period, as well as to the variations addressed above.

Net Income

CSN's Net Income in 2Q07 totaled R$952 million, **R$ 543 million** higher than in the second quarter of 2006. The main variations contributing to this improved performance were as follows:

③ On the one hand, an increase of R$860 million in gross profit, due to the resumption of full production in the Presidente Vargas plant, coupled with the R$492 million improvement in the net financial result;

③ On the other hand, the same increase in production led to an upturn in operating expenses – R$ 105 million in SG&A expenses – plus a R$211 million increase in income and social contribution taxes. In the year-on-year comparison, the non-recurring booking of R$493 million in provisions for lost earnings under "Other Operating Income" also made a big negative contribution;

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Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

☊ Net income in 2Q07 (R$952 million) was 25% up on the R$763 million recorded in 1Q07, basically due to:

☊ An increase of R$ 288 million in gross profit, due to the resumption of full production in the Presidente Vargas plant, plus a R$337 million improvement in the net financial result;

☊ On the other hand, the resumption of full production also led to a R$93 million increase in operating expenses (SG&A expenses) and a R$39 million increase in income and social contribution taxes. The 1Q07 booking of non-recurring revenue amounting to R$304 million related to CSN's participation in the Corus auction and the sale of CSN's minority 3.8% stake in the latter company also contributed negatively.

Capex

CSN invested R$308 million in 2Q07, giving a first-half total of R$542 million. The parent company absorbed R$201 million of the second-quarter total, most of which went to the expansion of the Casa de Pedra mine and the port of Itaguaí, as well as equipment maintenance and repairs. Investments in subsidiaries totaled R$107 million and were concentrated in MRS Logística, the Company's new cement plant and the container terminal (TECON), as detailed below:

৬ Expansion of the Casa de Pedra iron ore mine: R$95 million;

৬ Maintenance and repairs: R$25 million;

৬ Expansion of the port of Itaguaí: R$16 million.

৬ MRS (transport and logistics): R$46 million;

৬ CSN Cimentos: R$24 million;

৬ TECON: R$13 million.

The remainder went to smaller maintenance and technological projects designed to improve the operational efficiency of the Company and its subsidiaries.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Accounting Practices
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Working Capital

At **the end of June 2007, working capital invested in the business totaled R$2.1 billion**, 23% up on the end of 1Q07. The variation was mainly due to the substantial R$369 million increase in "Cash and Cash Equivalents" in the second quarter. The decrease in "Suppliers" was offset by the increase in "Taxes Payable", but this had very little impact on the amount effectively generated.

The average 2Q07 supplier payment period fell to 70 days, versus the 90-day average in recent quarters, returning to the level prior to the accident in January 2006. The average client payment and inventory periods remained stable compared to recent quarters at 31 days and 145 days, respectively.

R$ MM

WORKING CAPITAL	1Q07	2Q07	Chg.(%)
Assets	3,826	4,294	(468)
Cash	78	447	(369)
Accounts Receivable	1,072	1,153	(81)
- Domestic Market	754	794	(40)
- Export Market	428	469	(41)
- Allowance for Doubftul Accounts	(110)	(110)	0
Inventory	2,457	2,542	(85)
Advances to Suppliers	219	152	67
Liabilities	2,100	2,166	(66)
Suppliers	1,449	1,235	214
Salaries and Social Contribution	144	173	(29)
Taxes Payable	458	648	(190)
Advances from Clients	49	110	(61)
Working Capital	1,726	2,128	(402)

TURN OVER RATIO			
Average Periods	1Q07	2Q07	Chg.(%)
Receivables	31	31	0
Supplier Payment	88	70	18
Inventory Turnover	150	145	5

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00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Capital Market

CSN's shares appreciated substantially in 2007, moving up 54.7% in the first half, well above the 22.3% recorded by the Ibovespa index, and by 12.3% in the second quarter, versus the Ibovespa's 18.7%.

The Company's ADRs (SID), traded on the New York Stock Exchange, did even better, appreciating by an exceptional 72.5% in 1H07 and by 20.7% in 2Q07, considerably higher than the 7.6% and 8.5%, respectively, recorded by the Dow Jones index in the same periods.

The daily traded volume on the BOVESPA also performed well, increasing from R$38.3 million at the end of 2006 to more than R$70.7 million in the 2Q07. Similarly, ADR traded volume on the NYSE increased by approximately **86%** in the same period, rising from US$24.1 million to US$ 44.8 million per day.

Capital Markets - CSNA3 / SID / IBOVESPA			
	4Q06	1Q07	2Q07
N# of shares	272,067,946	272,067,947	272,067,947
Market Capitalization			
Closing price (R$/share)	64.50	88.85	99.80
Closing price (US$/share)	29.98	42.84	51.72
Market Capitalization (R$ million)	17,548	24,173	27,152
Market Capitalization (US$ million)	8,208	11,792	14,098
Variation			
CSNA3 (%)	4.0	37.8	12.3
SID (%)	5.5	42.9	20.7
Ibovespa - index	44,473	45,804	54,392
Ibovespa - variation (%)	22.0	3.0	18.7
Volume			
Average daily (n# of shares)	585,453	979,193	847,534
Average daily (R$ Thousand)	38,266	72,710	70,749
Average daily (n# of ADR´s)	792,474	1,073,605	1,075,380
Average daily (US$ Thousand)	24,130	38,595	44,780

Source: Economática

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Accounting Practices
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER



The Annual Shareholders' Meeting of April 30, 2007 approved the payment of dividends and interest on shareholders' equity related to 2006 in the amount of R$1.4 billion, R$415 million and R$333 million of which were paid on June 30, 2006 and August 9, 2006, respectively, as advances on dividends, pursuant to the resolutions of the Board of Directors. The remaining R$ 685 million would have been paid on May 9, 2007, but payment was temporarily suspended as a result of a federal court decision regarding IPI (excise tax) credits on exports. CSN believes that the suspension will be lifted in the near future.

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QUARTERLY INFORMATION   **June 30, 2007**   **Accounting Practices Adopted in Brazil**
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01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	11.63
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173		7,173	
02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	18.09
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727		480,727	
04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	3.92
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		3,675		3,675	
06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	8.20
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		421,366		421,366	
07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		32,777		376	
08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.96
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,284		92,284	
09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.65
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		37,796		37,796	

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QUARTERLY INFORMATION   **June 30, 2007**   **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	7.28
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		4,240			4,240
11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.99	1.13
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1			1
13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	99.99	8.24
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		9,995,753			9,996,753
14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	8.92
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		1,804,435			1,804,435
16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	100.00	1.97
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		254,015			62,220
17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	PUBLICLY-TRADED SUBSIDIARY	45.78	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		54,451			54,451
18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-TRADED SUBSIDIARY	48.75	7.02
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,607			253,607

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QUARTERLY INFORMATION June 30, 2007 **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-TRADED SUBSIDIARY	32.93	14.19
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		111,962		111,962	
27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	1.21
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		32		32	
28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		1		1	
29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	
30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.10
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	
31	ERSA – ESTANHO DE RONDÔNIA	00.684.808/0001-35	PRIVATE SUBSIDIARY	99.99	0.36
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		34,233		34,233	
32	CSN ISLANDS X	. . / -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	

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QUARTERLY INFORMATION   **June 30, 2007**   **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
33	NACIONAL MINÉRIOS	08.446.702/0001-05	PRIVATE SUBSIDIARY	99.99	0.53
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		29,997			29,997
34	NACIONAL FERROSOS	07.093.679/0001-50	PRIVATE SUBSIDIARY	100.00	0.06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		5,201			1
35	CONGONHAS MINÉRIOS	08.902.291/0001-15	PRIVATE SUBSIDIARY	99.97	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		10			0

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **June 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

01.01 – IDENTIFICATION

1 – CVM CODE 00403-0	2 – COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 – CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	04
2 –ORDER No.	3
3 –REGISTRATION No. AT CVM	CVM/SRE/DEB/2003/023
4 – REGISTRATION DATE AT CVM	12/19/2003
5 – ISSUED SERIES	2A
6 – TYPE OF ISSUANCE	COMMON
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	12/1/2003
9 – EXPIRATION DATE	12/1/2008
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITIONS FOR CURRENT REMUNERATION	IGPM + 10% p.a.
12 – PREMIUM/NEGATIVE GOODWILL	
13 – NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- NUMBER OF SECURITIES ISSUED (UNIT)	25,000
16 – OUTSTANDING SECURITIES (UNIT)	25,000
17 – TREASURY SECURITIES (UNIT)	0
18 – CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	
22 – DATE OF NEXT EVENT	12/1/2007

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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QUARTERLY INFORMATION
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June 30, 2007

Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	05
2 –ORDER No.	4
3 –REGISTRATION No. AT CVM	CVM/SRE/DEB/2006/011
4 – REGISTRATION DATE AT CVM	4/28/2006
5 – ISSUED SERIES	UN
6 – TYPE OF ISSUE	COMMON
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	2/1/2006
9 – EXPIRATION DATE	2/1/2012
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITIONS FOR CURRENT REMUNERATION	103.6% CDI CETIP
12 – PREMIUM/NEGATIVE GOODWILL	
13 – NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	600,000
15- NUMBER OF SECURITIES ISSUED (UNIT)	60,000
16 – OUTSTANDING SECURITIES (UNIT)	60,000
17 – TREASURY SECURITIES (UNIT)	0
18 – CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	
22 – DATE OF NEXT EVENT	8/1/2007

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **June 30, 2007**   **Accounting Practices**
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00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

15.01 – INVESTMENT PROJECTS

Amongst the Company's major investments, we emphasize the expansion of the production capacity of the Casa de Pedra mine and Itaguaí port, where the Company invested the amounts of R$270,034 and R$435,796, respectively, up to June 30, 2007.

For further information, see the Management Report.

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00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Companhia Siderúrgica Nacional
Statements of Cash Flow
For the periods ended June 30, 2007 and 2006
(In thousands of reais)

	Consolidated		Parent Company	
	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Cash flow from operating activities				
Net income for the period	1,715,077	749,882	1,729,915	668,317
Adjustments to reconcile the net income for the period with the resources from operating activities:				
- Net monetary and exchange variations	(570,973)	(515,155)	(759,942)	(514,926)
- Provision for loan and financing charges	389,804	443,947	296,609	331,370
- Depreciation, depletion and amortization	527,890	477,267	434,798	403,144
- Write-offs of permanent assets	665,435	21,786	8,541	7,410
- Equity accounting and amortization of goodwill and negative goodwill	55,234	35,360	(566,707)	(109,824)
- Deferred income and social contribution taxes	(69,669)	204,822	(9,321)	169,153
- Provision for Swaps	(389,233)	(142,065)	84,279	(63,592)
- Provision for actuarial liability	(26,782)	32,315	(26,782)	32,315
- Provision to receive BF#3 loss		(636,226)		(636,226)
- Provision for contingencies	19,661	(190,766)	21,862	(185,283)
- Other provisions	58,825	(22,254)	52,879	(18,512)
	2,375,269	**458,913**	**1,266,131**	**83,346**
(Increase) decrease in assets:				
- Accounts receivable	176,174	443,370	(3,033)	827,068
- Inventories	(120,245)	(362,088)	(79,633)	(226,989)
- Judicial deposits				
- Receivable from subsidiaries			(222,881)	102,880
- Recoverable taxes	19,301	(107,525)	58,681	(130,609)
- Other	(235,658)	20,160	(306,176)	(79,908)
	(160,428)	**(6,083)**	**(553,042)**	**492,442**
Increase (decrease) in liabilities				
- Accounts payable to suppliers	(333,121)	14,261	(428,076)	(40,030)
- Salaries and payroll charges	31,766	18,294	28,606	7,565
- Taxes	221,340	192,014	259,391	161,378
- Accounts payable - Subsidiaries			(97,318)	(67,055)
- Contingent Liabilities	(136,266)	549,236	(146,363)	486,208
- Charges paid on loans and financings	(390,133)	(376,293)	(316,697)	(277,792)
- Other	(246,226)	(212,535)	(9,489)	(26,138)
	(852,640)	**184,977**	**(709,946)**	**244,136**
Net cash provided by operating activities	**1,362,201**	**637,807**	**3,143**	**819,924**
Cash flows from investment activities				
- Judicial Deposits	(739,162)	(11,909)	(730,642)	(7,354)
- Investments	(1)	(86,420)	(158,200)	(179,897)
- Property, plant and equipment	(534,045)	(725,506)	(329,310)	(477,337)
- Deferred assets	(8,406)	(9,392)	(8,088)	(7,870)
Net resources used on investment activities	**(1,281,614)**	**(833,227)**	**(1,226,240)**	**(672,458)**
Cash Flow from financing activities				
Financial Funding				
- Loans and Financing	2,329,996	1,928,637	2,504,571	1,530,251
- Debentures		600,000		600,000
	2,329,996	**2,528,637**	**2,504,571**	**2,130,251**
Payments				
- Financial Institutions - principal	(2,157,481)	(393,577)	(1,594,447)	(426,022)
- Dividends and interest on shareholders' equity	(23,004)	(1,736,750)	(23,004)	(1,736,750)
- Treasury shares	(66,708)	(39,110)	(66,708)	(39,110)
	(2,247,193)	**(2,169,437)**	**(1,684,159)**	**(2,201,882)**
Net cash raised (used) in financing activities	**82,803**	**359,200**	**820,412**	**(71,631)**
Increase (decrease) in cash and marketable securities	**163,390**	**163,780**	**(402,685)**	**75,835**
Cash and marketable securities, beginning of period	2,132,722	3,480,769	588,863	1,495,795
Cash and marketable securities (except for derivatives), end of period	**2,296,112**	**3,644,549**	**186,178**	**1,571,630**

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **June 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Companhia Siderúrgica Nacional
Statements of Changes in Financial Position
For the periods ended June 30, 2007 and 2006
(In thousands of reais)

	Consolidated		Parent Company	
	6/30/2007	6/30/2006	6/30/2007	6/30/2006
SOURCES OF FUNDS				
Operations				
Net income for the period	**1,715,077**	**749,882**	**1,729,915**	**668,317**
Expenses (income) not affecting net working capital				
Monetary and exchange variation and long term accrued charges (net)	(785,444)	(372,660)	(806,104)	(458,575)
Equity accounting and amortization of goodwill and negative goodwill	55,234	35,360	(566,707)	(109,824)
Write-offs of permanent assets	665,435	21,786	8,541	7,410
Depreciation, depletion and amortization	527,890	477,267	434,798	403,144
Deferred income and social contribution taxes	(59,378)	8,505	(13,109)	(26,233)
Provision for contingencies	15,185	22,317	27,410	(29,550)
Provision for actuarial liability	(26,782)	32,315	(26,782)	32,315
Changes in deferred income	(138)	(151)		
Other	7,992	(2,776)	(4,471)	(6,705)
	2,115,071	**971,845**	**783,491**	**480,299**
Dividends and interest on shareholders' equity of subsidiaries				4,467
Other				
Funds from loans and financing	1,194,991	755,643	1,117,740	777,055
Transfer of loans and financings to long-term			1,157,340	
Issue of debentures		600,000		600,000
Dividends and interest on shareholders' equity of subsidiaries			3,286	
Decrease in other long-term assets	57,550	246,152	151,653	56,103
Increase in other long-term liabilities	33,016	372,353	23,745	340,874
	1,285,557	**1,974,148**	**2,453,764**	**1,774,032**
TOTAL SOURCES	**3,400,628**	**2,945,993**	**3,237,255**	**2,258,798**
APPLICATION OF FUNDS				
Permanent assets				
Investments	1	86,420	158,200	179,897
Property, plant and equipment	534,045	725,506	329,310	477,337
Deferred charges	8,406	9,392	8,088	7,870
	542,452	**821,318**	**495,598**	**665,104**
Other				
Judicial deposits	720,734	13,107	706,985	8,509
Dividends and Interest on shareholders' equity	74,743	505,493	74,743	505,493
Treasury shares	66,708	39,110	66,708	39,110
Transfer of loans and financing to short term	899,299	910,290	474,384	1,509,449
Increases in other long-term assets	21,210	112,789	43,804	41,134
Decreases in other long-term liabilities	14,423	285,641		146,875
	1,797,117	**1,866,430**	**1,366,624**	**2,250,570**
TOTAL APPLICATIONS	**2,339,569**	**2,687,748**	**1,862,222**	**2,915,674**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**1,061,059**	**258,245**	**1,375,033**	**(656,876)**
CHANGES IN NET WORKING CAPITAL				
Current Assets				
At end of year	8,666,001	9,083,267	5,250,681	5,603,694
At beginning of year	7,927,762	8,164,081	5,008,625	5,545,203
	738,239	**919,186**	**242,056**	**58,491**
Current liabilities				
At end of year	3,994,959	5,480,598	4,388,496	6,016,224
At beginning of year	4,317,779	4,819,657	5,521,473	5,300,857
	(322,820)	**660,941**	**(1,132,977)**	**715,367**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**1,061,059**	**258,245**	**1,375,033**	**(656,876)**

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	33.042.730/0001-04

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

To
The Board of Directors and the Shareholders
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. We have reviewed the quarterly financial information (ITR) of Companhia Siderúrgica Nacional and its subsidiaries and associated companies (consolidated information) for the quarter ended June 30, 2007, comprising the balance sheets, the statements of income, the Management report and other relevant information, prepared in accordance with accounting practices followed in Brazil and rules issued by the Brazilian Securities and Exchange Commission.

2. Our review was performed in accordance with review standards established by IBRACON (the Brazilian Institute of Independent Auditors) and the Federal Council of Accounting (CFC), which comprised, mainly: (a) inquiry and discussion with Management responsible for the accounting, financial and operational areas of the Company and its subsidiaries and associated companies, regarding the main criteria adopted in the preparation of the quarterly financial information; and (b) review of post-balance sheet information and events, which have, or may have, a material effect on the financial position and the operations of the Company and its subsidiaries and associated companies.

3. Based on our special review, we are not aware of any material changes which should be made to the aforementioned quarterly financial information, for it to be in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the quarterly financial information.

4. Our special review was performed with the aim of issuing a review report on the quarterly financial information referred to in the first paragraph. The statements of cash flows, changes in financial position and added value for the quarter ended June 30, 2007 are supplementary to the aforementioned financial information and are not required by accounting practices adopted in Brazil. They are being presented to facilitate additional analysis. This supplementary information was subject to the same review procedures as applied to the quarterly financial information and we are not aware of any material changes which should be made to those statements for them to be in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission.

5. The quarterly information of Companhia Siderúrgica Nacional and the consolidated quarterly information of this Company and its subsidiaries and associated companies related to the quarter ended June 30, 2006, for which the statements of income are presented for comparison purposes, were audited by other independent auditors, who issued an unqualified special review report dated August 4, 2006.

August 14, 2007

KPMG Auditores Independentes   Manuel Fernandes Rodrigues de Sousa
CRC 2SP014428/O-6-F-RJ   Accountant - CRC 1RJ-052428/O-2

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION   **June 30, 2007**   **Accounting Practices**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Adopted in Brazil**

01.01 – IDENTIFICATION

1 – CVM CODE 00403-0	2 – COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 – CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

TABLE OF CONTENTS

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2007

Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 – CVM CODE 00403-0	2 – COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 – CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

TABLE OF CONTENTS